As filed with the Securities and Exchange Commission on January 22, 2007
Registration No. 333-___________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CHINA CLEAN ENERGY INC.
(Name of Small Business Issuer in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	237130 (Primary Standard Industrial Classification Code Number)	87-0700927 (I.R.S. Employer Identification No.)

c/o Fujian Zhongde Technology Co., Ltd.
Fulong Industrial Zone
Longtian Town Fuqing City
Fujian, People’s Republic of China 35013
0086-591-85773387
(Address and Telephone Number of Principal Executive Offices)
(Address of Principal Place of Business
or Intended Principal Place of Business)

Gary Zhao
Chief Financial Officer
China Clean Energy Inc.
c/o Fujian Zhongde Technology Co., Ltd.
Fulong Industrial Zone
Longtian Town Fuqing City
Fujian, People’s Republic of China 35013
0086-591-85773387
(Name, Address and Telephone Number of Agent for Service)

Copy to:

Harvey J. Kesner, Esq.
Haynes and Boone, LLP
153 East 53rd Street
Suite 4900
New York, New York 10022
(212) 659-7300

As soon as practicable after the effective date of this registration statement
(Approximate Date of Proposed Sale to the Public)

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock	2,905,000	$2.29	$6,652,450	$711.81

(1)
Pursuant to Rule 416 under the Securities Act of 1933, as amended, the shares of Common Stock offered hereby also include an indeterminate number of additional shares of Common Stock as may from time to time become issuable by reason of stock splits, stock dividends, recapitalizations or other similar transactions.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low prices of the registrant’s Common Stock on The OTC Bulletin Board maintained by the National Association of Securities Dealers, Inc. on January 19, 2007.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold, except pursuant to a transaction exempt from the registration requirements of the Securities Act of 1933, until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 22, 2007

PRELIMINARY PROSPECTUS

CHINA CLEAN ENERGY INC.

2,905,000 Shares of Common Stock

•	The shares of common stock offered by this prospectus are being sold by the selling stockholders.

•	We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

•	We will bear all costs relating to the registration of the common stock, other than any selling stockholder’s legal or accounting costs or commissions.

Our common stock is quoted on the regulated quotation service of the OTC Bulletin Board under the symbol “CCGY.OB”.

The last sale price of our common stock on January 19, 2007 was $2.35 per share.

Investing in our common stock involves a high degree of risk. You should read this entire prospectus carefully, including the section entitled “Risk Factors” beginning on page 4, which describes some factors you should consider before investing.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _________ __, 2007

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	4
FORWARD-LOOKING STATEMENTS	18
USE OF PROCEEDS	19
MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS	19
DIVIDEND POLICY	20
MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION	20
BUSINESS	26
MANAGEMENT	36
EXECUTIVE COMPENSATION	38
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	39
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	40
SELLING STOCKHOLDERS	41
DESCRIPTION OF SECURITIES	43
PLAN OF DISTRIBUTION	45
WHERE YOU CAN FIND MORE INFORMATION	47
LEGAL MATTERS	47
EXPERTS	48
INDEX TO FINANCIAL STATEMENTS	F-1

References in this prospectus to “we,” “us,” “our” and “the Company,” refer to China Clean Energy Inc. and its subsidiaries.

You should rely only on the information contained in this prospectus and in any prospectus supplement we may file after the date of this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. These securities will not be offered in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus or any supplement is accurate only as of the date on the front cover of this prospectus or any supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights aspects of the offering. This summary does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the “Risk Factors” section, the consolidated financial statements, the pro forma financial statements and related notes and the other more detailed information appearing elsewhere in this prospectus before making an investment decision.

The Company

We synthesize and distribute renewable fuel products and specialty chemicals to customers in both the People’s Republic of China and abroad. Our strategy is to profitably commercialize our patented, proprietary technology and become the industry leader in the production of biodiesel and specialty chemicals located within the People’s Republic of China. We currently own both a fully continuous-flow biodiesel pilot refinery and a specialty chemical refinery in the Fulong Industrial Zone within the People’s Republic of China. Our biodiesel refinery is capable of producing 4,800 tons of biodiesel per year, whereas our specialty chemical refiners can produce 15,000 tons of specialty chemicals per year. Moreover, we are in the process of increasing the production capacity of our biodiesel facility to 10,000 tons of biodiesel per year.

Our biodiesel can be used in diesel engines with no modifications as 100% biodiesel (B100) or mixed with petroleum diesel—most commonly as a 20% biodiesel blend (B20). A blended biodiesel may enhance petroleum diesel because it has the ability to extend engine life and decrease operating expense due to the increase in engine lubricity. Furthermore, biodiesel is biodegradable, nontoxic and essentially free of sulfur and aromatics. Currently, the key markets for biodiesel are mass transit vehicles, commercial fleets and marine fleets, as well as for general use in environmentally-sensitive areas.

Our History

We were formed in the State of Delaware on November 12, 2004 as a Canadian based resource exploration company. On October 24, 2006 we entered into a Share Exchange Agreement with China Clean Energy Resources, Ltd., its shareholders and both Chet Kurzawski and Doug Reid, our sole officers and directors at the time. Upon closing of the transactions contemplated by the Share Exchange Agreement, the shareholders of China Clean Energy Resources, Ltd. exchanged their entire interest in China Clean Energy Resources, Ltd. for an aggregate of 15,995,000 shares of our common stock, thus causing China Clean Energy Resources, Ltd. to become our wholly-owned subsidiary.

At the time we negotiated the Share Exchange Agreement we had yet to complete any mineral exploration activities and thus decided to abandon this line of business in favor of manufacturing and distributing biodiesel and specialty chemicals from renewable resources inside the People’s Republic of China. In anticipation of this transition, on October 13, 2006 we both changed our corporate name from Hurley Exploration Inc. to China Clean Energy Inc. and effectuated a 1-for-2.26187510124 reverse stock split.

The chart below depicts our current corporate structure. As depicted below:

•	we own 100% of the capital stock of China Clean Energy Resources, Ltd. and have no other direct subsidiaries;

•	China Clean Energy Resources, Ltd. owns 100% of the capital stock of Fujian Zhongde Technology Co., Ltd. and has no other subsidiaries; and

•	Fujian Zhongde Technology Co., Ltd., a wholly-owned direct subsidiary of China Clean Energy Resources, Ltd., has no subsidiaries.

All of our operations are conducted by and through Fujian Zhongde Technology Co., Ltd. in the People’s Republic of China.

Private Placements

On each of October 24, 2006 and November 9, 2006 we completed private placements to selected institutional and individual accredited investors of our common stock. In connection with the private placements, we agreed to issue 1.3 million shares of our common stock at a purchase price of $1.00 per share, resulting in gross proceeds to us of $1.3 million. From these gross proceeds, we paid approximately $150,000 in legal, accounting and financial consulting fees. In addition, we paid $180,000 to one consultant for work that commenced on January 7, 2006, but whose fees had been voluntarily deferred.

Our Corporate Information

Our principal offices are located at c/o Fujian Zhongde Technology Co., Ltd., Fulong Industrial Zone, Longtian Town, Fuqing City, Fujian, People’s Republic of China 35013. Our telephone number is 0086-591-85773387. Our website address is www.chinacleanenergyinc.com. Information contained on, or that is accessible through, our website should not be considered to be part of this prospectus.

The Offering

Common Stock Offered by the Selling Stockholders:	2,905,000 shares, consisting of 1,300,000 shares issued to investors in two private placements and 1,605,000 shares issued to various consultants and their affiliates

Common Stock Outstanding after this Offering:	21,512,269

Use of Proceeds:	We will not receive any proceeds from the sale of shares in this offering by the selling stockholders.

OTC Bulletin Board Symbol:	CCGY.OB

Risk Factors:
You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 4 of this prospectus before deciding whether or not to invest in shares of our common stock.

RISK FACTORS

There are numerous and varied risks, known and unknown, that may prevent us from achieving our goals. You should carefully consider the risks described below and the other information included in this prospectus, including our financial statements and related notes. Our business, financial condition and results of operations could be harmed by any of the following risks. If any of the events or circumstances described below were to occur, our business, financial condition and results of operations could be materially adversely affected. As a result, the trading price of our common stock could decline, and investors could lose part or all of their investment.

Risks Related to Our Business

We are in a development stage with a limited operating history, which makes it difficult to evaluate our business.

We are currently in a development stage and to date have only one manufacturing facility. Our limited operating history as a manufacturer and distributor of biodiesel makes it difficult for prospective investors to evaluate our business.  Therefore, our proposed operations are subject to all of the risks inherent in the initial expenses, challenges, complications and delays frequently encountered in connection with the formation of any new business, as well as those risks that are specific to the biodiesel industry. Investors should evaluate us in light of the problems and uncertainties frequently encountered by companies attempting to develop markets for new products, services, and technologies.  Despite best efforts, we may never overcome these obstacles to financial success.

Our business is speculative and dependent upon the implementation of our business plan, as well as our ability to enter into agreements with third parties for the provision of necessary feedstock sources and the sale and distribution of our biodiesel on terms that will be commercially viable for us. There can be no assurance that our efforts will be successful or result in revenue or profit.  There is no assurance that we will earn significant revenues or that investors will not lose their entire investment.

Unanticipated problems in our engineering and construction operations may harm our business and viability.

Our future cash flow depends on our ability to timely design, construct and complete two or three new biodiesel refineries. If our engineering and construction operations are disrupted and/or the economic integrity of these projects is threatened for unexpected reasons (including, but not limited to, technical difficulties, poor weather conditions, and business interruptions due to terrorism or otherwise), our business may experience a substantial setback. Because we are at the planning stage of constructing a new facility, we are particularly vulnerable to events such as these.  Prolonged problems may threaten the commercial viability of construction of our planned facilities. Moreover, the occurrence of significant unforeseen conditions or events in connection with construction of our new facility may require us to reexamine our business model. Any change to our business model may adversely affect our business.

Our results of operations, financial position and business outlook will be highly dependent on commodity prices, which are subject to significant volatility and uncertainty, and the availability of supplies, so our results could fluctuate substantially.

Our results are substantially dependent on commodity prices, especially prices for feedstock, biodiesel, petroleum diesel and materials used in the construction of our proposed refineries. As a result of the volatility of the prices for these items, our results may fluctuate substantially and we may experience periods of declining prices for our products and increasing costs for our raw materials, which could result in operating losses. Although we may attempt to offset a portion of the effects of fluctuations in prices by entering into forward contracts to supply biodiesel or purchase feedstock or other items or by engaging in transactions involving exchange-traded futures contracts, the amount and duration of these hedging and other risk mitigation activities may vary substantially over time and these activities also involve substantial risks.

The price of feedstock is influenced by market demand, weather conditions, animal processing and rendering plant decisions and factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors. These factors include government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply. The significance and relative effect of these factors on the price of feedstock is difficult to predict. Any event that tends to negatively affect the supply of feedstock, such as increased demand, adverse weather or crop disease, could increase feedstock prices and potentially harm our business. In addition, we may also have difficulty, from time to time, in physically sourcing feedstock on economical terms due to supply shortages. Such a shortage could require us to suspend operations until feedstock is available at economical terms, which would have a material adverse effect on our business, results of operations and financial position. The price we pay for feedstock at a facility could increase if an additional multi-feedstock biodiesel production facility is built in the same general vicinity or if alternative uses are found for lower cost feedstock.

Biodiesel is a commodity whose price is determined based on the price of petroleum diesel, world demand, supply and other factors, all of which are beyond our control. World prices for biodiesel have fluctuated widely in recent years. We expect that prices will continue to fluctuate in the future. Price fluctuations will have a significant impact upon our revenue, the return on our investment in biodiesel refineries and on our general financial condition. Price fluctuations for biodiesel may also impact the investment market, and our ability to raise investor capital. Any future decreases in the prices of biodiesel or petroleum diesel fuel may have a material adverse effect on our financial condition and future results of operations.

We may be unable to obtain the additional capital required to implement our business plan.

We expect that current capital and other existing resources will be sufficient only to provide a limited amount of working capital. On their own, the revenues generated from the designing and building biodiesel refineries and the proceeds from the two recently completed private placements of securities are not currently sufficient to fund operations and planned growth. We will require additional capital to continue to expand our business beyond the initial phase. There is no assurance that we will be able to obtain the capital required in a timely fashion, on favorable terms or at all. If we are unable to obtain required additional financing, we may be forced to restrain our growth plans or cut back existing operations.

Future construction and operation of biodiesel refineries, capital expenditures to build and operate our refineries, hiring qualified management and key employees, complying with licensing, registration and other requirements, maintaining compliance with applicable laws, production and marketing activities, administrative requirements, such as salaries, insurance expenses and general overhead expenses, legal compliance costs and accounting expenses will all require a substantial amount of additional capital and cash flow.

We will be required to pursue sources of additional capital through various means, including joint venture projects, debt financing, equity financing or other means. There is no assurance that we will be successful in locating a suitable financing transaction in a timely fashion or at all. In addition, there is no assurance that we will be successful in obtaining the capital we require by any other means. Future financings through equity investments are likely, and these are likely to be dilutive to the existing stockholders, as we issue additional shares of common stock to investors in future financing transactions. Also, the terms of securities we issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition.

Our ability to obtain needed financing may be impaired by such factors as the capital markets, both generally and specifically in the biodiesel industry, the fact that we are a new enterprise without a proven operating history, the location of our biodiesel refineries in the People’s Republic of China and the price of biodiesel and oil on the commodities market, which will impact the amount of available asset-based financing. Furthermore, if petroleum or biodiesel prices on the commodities markets decrease, then our revenues will likely decrease and decreased revenues may increase our requirements for capital. Some of the contractual arrangements governing our operations may require us to maintain minimum capital, and we may lose our contract rights if we do not have the required minimum capital. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

Our reliance upon a limited number of feedstock suppliers may hinder our ability to be profitable.

Nine feedstock suppliers collectively provide us with approximately 92% of our feedstock.  Should any of these suppliers terminate their supply relationships with us, sell to other buyers, or enter into the biodiesel manufacturing business in competition with us, we may be unable to procure sufficient feedstock to satisfy demand for our end products. Moreover, there is presently a finite number of feedstock suppliers within the People’s Republic of China. Thus, as demand for biodiesel products continues to increase, feedstock supplies will likely decrease, causing the price of feedstock to increase proportionally. If we are unable to obtain adequate quantities of feedstock at economically viable prices, our business could become unprofitable and investors could suffer a loss with respect to their investment in us.

Strategic relationships upon which we may rely are subject to change.

Our ability to identify and enter into commercial arrangements with feedstock suppliers, construction contractors, equipment fabricators and customers will depend on developing and maintaining close working relationships with industry participants. Our success in this area will also depend on our ability to select and evaluate suitable projects, as well as to consummate transactions in a highly competitive environment. These realities are subject to change and may impair our ability to grow.

To develop our business, we will use the business relationships of management in order to form strategic relationships. These relationships may take the form of joint ventures with other private parties or local government bodies, contractual arrangements with other companies, including those that supply feedstock that we will use in our business, or minority investments from third parties. There can be no assurances that we will be able to establish these strategic relationships, or, if established, that the relationships will be maintained, particularly if members of the management team leave us. In addition, the dynamics of our relationships with strategic partners may require us to incur expenses or undertake activities we would not otherwise be inclined to incur or undertake in order to fulfill our obligations to these partners or maintain these relationships. If we do not successfully establish or maintain strategic relationships, our business may be negatively impacted.

A large portion of our sales is concentrated in a few major customers; loss of any of those customers would have a material adverse impact on our revenues.

Our five largest customers accounted for approximately 45% of our sales in 2005 and 40% of our sales in 2006. Our largest customer accounted for 18% of sales in 2005 and our two largest customers each accounted for over 21% of sales in 2006. If not replaced, the loss of any of these customers could significantly reduce our revenues and adversely affect the value of an investment in us.

We are dependent on others for sales of a significant portion of our products, which may place us at a competitive disadvantage and reduce profitability.

We only have a small sales force of our own to market our biodiesel and specialty chemical products. As such, we expect to contract with third parties to market and distribute some of our biodiesel and specialty chemical products. We have no definitive agreements at this time. As a result, we will be somewhat dependent on whomever we contract with to market our biodiesel and specialty chemical products.  There is no assurance that we will be able to enter into contracts with any biodiesel or specialty chemical products brokers or distributors on acceptable terms.  If any of our distributors breaches its contract with us or does not have the ability, for financial or other reasons, to market all of the biodiesel or specialty chemicals products we produce, we will not have any other readily available means to sell our products. Our lack of a sufficient sales force and reliance on third parties to sell and market our products may place us at a competitive disadvantage. Our failure to sell all of our biodiesel or specialty chemical products may result in less income from sales.

The success of our business depends upon the continuing contributions of our Chief Executive Officer and other key personnel and our ability to attract other employees to expand our business.

We rely heavily on the services of Tai-ming Ou, our Chief Executive Officer, as well as several other senior management personnel. Loss of the services of any of such individuals would adversely impact our operations.  In addition, we believe that our technical personnel represent a significant asset and provide us with a competitive advantage over many of our competitors.  We believe that our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled financial, engineering, technical and managerial personnel.  For example, we presently do not have any directors or officers, other than Gary Zhao, our Chief Financial Officer, who have experience with preparing disclosure mandated by U.S. securities laws and we will be required to engage such persons, and independent directors, in order to satisfy the initial listing standards of the major exchanges on which we may seek to list our common stock. In addition, if we fail to engage qualified personnel, we may be unable to meet our responsibilities as a public reporting company under the rules and regulations of the Securities and Exchange Commission. Except for Gary Zhao, none of our key personnel are party to any employment agreements. We do not currently maintain any “key man” life insurance with respect to any of such individuals.

We plan to grow very rapidly, which will place strains on management and other resources.

We plan to grow rapidly and significantly expand our operations. This growth will place a significant strain on management systems and resources. We will not be able to implement our business strategy in a rapidly evolving market without an effective planning and management process. We have a relatively short operating history and have not implemented sophisticated managerial, operational and financial systems and controls. We are required to manage multiple relationships with various strategic partners, technology licensors, users, advertisers and other third parties. These requirements will be strained in the event of rapid growth or in the number of third party relationships, and our systems, procedures or controls may not be adequate to support our operations and management may be unable to manage growth effectively.  To manage our expected growth, we will be required to significantly improve or replace existing managerial, financial and operational systems, procedures and controls, and to expand, train and manage our growing employee base.  We will be required to expand our finance, administrative and operations staff.  We may be unable to complete in a timely manner the improvements to our systems, procedures and controls necessary to support future operations, management may be unable to hire, train, retain, motivate and manage required personnel and management may be unable to successfully identify, manage and exploit existing and potential market opportunities.

Increases in our energy expenses will impact operating results and financial condition.

Our biodiesel and specialty chemical production costs will be dependent on the costs of the energy sources used to run our refineries. These costs are subject to fluctuations and variations in different locales in which we intend to operate, and we may not be able to predict or control these costs. If these costs exceed our expectations, this may adversely affect our results of operations.

We may be unable to locate suitable properties and obtain the development rights needed to build and expand our business.

Our business plan focuses on designing, building and operating biodiesel refineries for our own account. Although we were able to successfully enter into an agreement to purchase land use rights in Jiang Yin, People’s Republic of China to construct our second biodiesel refinery for our own account, our ability to acquire quality and reliable properties and facilities in the future may be unpredictable and we may be required to delay construction of our facilities, which will create unanticipated costs and delays. In the event that we are not successful in identifying and obtaining development rights on suitable properties for building and operating biodiesel refineries, our future prospects for profitability will likely be substantially limited, and our financial condition and resulting operations may be adversely affected.

The production, sale and distribution of biodiesel are dependent on the sufficiency of necessary infrastructure which may not occur on a timely basis, if at all, and our operations could be adversely affected by infrastructure disruptions.

Substantial development of infrastructure will be required by persons and entities outside our control for our operations, and the biodiesel industry generally, to grow. Areas requiring expansion include, but are not limited to:

•	adequate highway or rail capacity, including sufficient numbers of dedicated tanker trucks or cars;

•	sufficient storage facilities for feedstock and biodiesel;

•	increases in truck fleets capable of transporting biodiesel within localized markets; and

•	expansion of refining and blending facilities to handle biodiesel.

Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes to or expansion of infrastructure could hurt the demand or prices for our products, impede our delivery of products, impose additional costs on us or otherwise have a material adverse effect on our results of operations or financial position. Our business is dependent on the continuing availability of infrastructure and any infrastructure disruptions could have a material adverse effect on our business.

Our commercial success will depend in part on our ability to obtain and maintain protection of our intellectual property.

Our success will depend in part on our ability to maintain or obtain and enforce patent and other intellectual property protection for our technologies and to preserve our trade secrets, and to operate without infringing upon the proprietary rights of third parties. We have obtained or developed rights to one patent and one patent application in the People’s Republic of China, and may, in the future, seek rights from third parties to other patent applications or patented technology. Significant aspects of our technology are currently protected as trade secrets, for which we intend to file patent applications when appropriate. There can be no assurance that a patent will issue from the patent application filed or that the scope of any claims granted in any patent will provide us with proprietary protection or a competitive advantage. We cannot be certain that the creators of our technology were the first inventors of inventions covered by our patent and patent application or that they were the first to file. Accordingly, there can be no assurance that our patent and patent application are valid or will afford us with protection against competitors with similar technology. The failure to obtain or maintain patent or other intellectual property protection on the technologies underlying our biodiesel refining and specialty chemical manufacturing processes may have a material adverse effect on our competitive position and business prospects. It is also possible that our technologies may infringe on patents or other intellectual property rights owned by others. We may have to alter our products or processes, pay licensing fees, defend an infringement action or challenge the validity of the patents in court, or cease activities altogether because of patent rights of third parties, thereby causing additional unexpected costs and delays to us. There can be no assurance that a license will be available to us, if at all, upon terms and conditions acceptable to us or that we will prevail in any intellectual property litigation. Intellectual property litigation is costly and time consuming, and there can be no assurance that we will have sufficient resources to pursue such litigation. If we do not obtain a license under such intellectual property rights, are found liable for infringement or are not able to have such patents declared invalid, we may be liable for significant money damages and may encounter significant delays in bringing products and services to market.

Competition may impair our success.

We face competition from other producers of biodiesel with respect to the procurement of feedstock, obtaining suitable properties for the construction of biodiesel refineries and selling biodiesel and related products. Such competition could be intense thus driving up the cost of feedstock and driving down the price for our products. Competition will likely increase as prices of energy on the commodities market, including petroleum and biodiesel, rise, as they have in recent years. Additionally, new companies are constantly entering the market, thus increasing the competition. Increased competition could also have a negative impact on our ability to obtain additional capital from investors. Larger foreign owned and domestic companies that have been engaged in this business for substantially longer periods of time may have access to greater resources. These companies may have greater success in the recruitment and retention of qualified employees, as well as in conducting their own refining and fuel marketing operations, which may give them a competitive advantage. In addition, actual or potential competitors may be strengthened through the acquisition of additional assets and interests. If we are unable to compete effectively or adequately respond to competitive pressures, this may materially adversely affect our results of operation and financial condition.

Our business is subject to local legal, political, and economic factors that are beyond our control.

We believe that the current political environment for construction of biodiesel refineries is sufficiently supportive to enable us to plan and implement our operations. However, there are risks that conditions will change in an adverse manner. These risks include, but are not limited to, laws or policies affecting mandates or incentives to promote the use of biodiesel, environmental issues, land use, air emissions, water use, zoning, workplace safety, restrictions imposed on the biodiesel industry such as restrictions on production, substantial changes in product quality standards, restrictions on feedstock supply, price controls and export controls. Any changes in biodiesel, financial incentives, investment regulations, policies or a shift in political attitudes are beyond our control and may adversely affect our business and future financial results.

Our business will suffer if we cannot obtain or maintain necessary permits or licenses.

Our operations require licenses, permits and in some cases renewals of these licenses and permits from various governmental authorities within the People’s Republic of China. We believe that we either hold or will be able to obtain all necessary licenses and permits to carry on the activities that we contemplate, and that we will be able to obtain the licenses and permits necessary for our future biodiesel refineries and operations. However, our ability to obtain, sustain, or renew such licenses and permits on acceptable terms are subject to change, as, among other things, the regulations and policies of applicable governmental authorities may change. Our inability to obtain, loss, or denial of extension as to any of these licenses or permits may have a material adverse effect on our operations and financial condition.

Penalties we may incur could impair our business.

Failure to comply with government regulations could subject us to civil and criminal penalties, require us to forfeit property rights and may affect the value of our assets. We may also be required to take corrective actions, including, but not limited to, installing additional equipment, which could require us to make substantial capital expenditures. We could also be required to indemnify our employees in connection with any expenses or liabilities that they may incur individually in connection with regulatory action against them. These could result in a material adverse effect on our prospects, business, financial condition and our results of operation.

Lack of diversification may increase the risk.

Larger companies have the ability to manage their risk through diversification. However, we lack diversification, in terms of both the nature and geographic scope of our business. As a result, we could potentially be impacted more by factors affecting the biodiesel or specialty chemical industries or the regions in which we operate than we would if our business was more diversified.

We are subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

On October 24, 2006 we became subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended, including the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 will require us to conduct an annual management assessment of the effectiveness of our internal controls over financial reporting and to obtain a report by our independent auditors addressing these assessments. These reporting and other obligations will place significant demands on our management, administrative, operational, internal audit and accounting resources. We anticipate that we will need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; implement an internal audit function; and hire additional accounting, internal audit and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

Risks Related to Doing Business in the People’s Republic of China

We face the risk that changes in the policies of the government of the People’s Republic of China could have a significant impact upon our business and profitability.

The economy of the People’s Republic of China is in a transition from a planned economy to a market oriented economy subject to five-year and annual plans adopted by the government that set national economic development goals. Policies of the People’s Republic of China can have significant effects on the economic conditions of the People’s Republic of China. The government of the People’s Republic of China has confirmed that economic development will follow the model of a market economy. Under this direction, we believe that the People’s Republic of China will continue to strengthen its economic and trading relationships with foreign countries and business development in the People’s Republic of China will follow market forces. While we believe that this trend will continue, there can be no assurance that this will be the case. A change in policies by the government of the People’s Republic of China could adversely affect our interests by, among other factors:

•	changes in laws,

•	imposition of new regulations or the interpretations of such regulations,

•	confiscatory taxation,

•	restrictions on currency conversion, imports or sources of supplies, or

•	the expropriation or nationalization of private enterprises.

Although the government of the People’s Republic of China has been pursuing economic reform policies for more than two decades, there is no assurance that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the People’s Republic of China.

The laws and regulations of the People’s Republic of China governing our current business operations are sometimes vague and uncertain. Any changes in these laws and regulations may have a material and adverse effect on our business.

There are substantial uncertainties regarding the interpretation and application of laws and regulations of the People’s Republic of China, including but not limited to, the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. We are considered a foreign person or foreign funded enterprise under the laws of the People’s Republic of China, and, as such, we are required to comply with the laws and regulations of the People’s Republic of China. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new laws or regulations of the People’s Republic of China may have on our businesses.

A slowdown or other adverse developments in the economy of the People’s Republic of China may materially and adversely affect our customers, demand for our products and our business.

Much of our operations are conducted in the People’s Republic of China and much of our revenue is generated from sales in the People’s Republic of China. Although the economy of the People’s Republic of China has grown significantly in recent years, we cannot assure investors that such growth will continue. The renewable energy industry in the People’s Republic of China is relatively new and growing, and we therefore do not know how sensitive it is to a slowdown in economic growth or other adverse changes in the economy of the People’s Republic of China. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the People’s Republic of China could materially reduce the demand for our products and materially and adversely affect our business.

Inflation in the People’s Republic of China could negatively affect our profitability and growth.

While the People’s Republic of China economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation in the past, the People’s Republic of China has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. Such an austere policy can lead to a slowing of economic growth. On October 28, 2004, the People’s Bank of China, the People’s Republic of China’s central bank, raised interest rates for the first time in nearly a decade and indicated in a statement that the measure was prompted by inflationary concerns. Repeated rises in interest rates by the central bank would likely slow economic activity in the People’s Republic of China, which could, in turn, materially increase our costs and also reduce demand for our products.

Governmental control of currency conversion may affect the value of an investment in us.

The government of the People’s Republic of China imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the People’s Republic of China. In 2006, approximately 67% of our revenues was received in Renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency dominated obligations. Under existing People’s Republic of China foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the People’s Republic of China State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required whenever Renminbi is to be converted into foreign currency and remitted out of the People’s Republic of China to pay capital expenses, such as the repayment of bank loans denominated in foreign currencies.

The People’s Republic of China may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.

The fluctuation of the Renminbi may materially and adversely affect investments in us.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the political and economic climate of the People’s Republic of China. As part of our business relies on revenues earned in the People’s Republic of China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of the Renminbi that we convert would be reduced. In addition, the depreciation of significant U.S. dollar denominated assets could result in a charge to our income statement and a reduction in the value of these assets.

On July 21, 2005, the People’s Republic of China changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 6% appreciation of the Renminbi against the U.S. dollar as of December 31, 2006. While the international reaction to the Renminbi revaluation has generally been positive, pressure remains on the People’s Republic of China to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

Recent People’s Republic of China State Administration of Foreign Exchange (“SAFE”) Regulations regarding offshore financing activities by residents of the People’s Republic of China have undergone a number of changes that may increase the administrative burden we face. The failure by our stockholders who are residents of the People’s Republic of China to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our People’s Republic of China resident stockholders to liability under the laws of the People’s Republic of China.

SAFE issued a public notice (the “October Notice”) effective November 1, 2005 that requires registration with SAFE by the People’s Republic of China resident stockholders of any foreign holding company of a People’s Republic of China entity.  Without registration, the People’s Republic of China entity cannot remit any of its profits out of the People’s Republic of China as dividends or otherwise. However, it is uncertain how the October Notice will be interpreted or implemented regarding specific documentation requirements for a foreign holding company formed prior to the effective date of the October Notice, such as in our case. While our local counsel has advised us that only the People’s Republic of China resident stockholders who receive the ownership of the foreign holding company in exchange for ownership in the People’s Republic of China operating company are subject to the October Notice, there can be no assurance that SAFE will not require our other People’s Republic of China resident stockholders to make disclosure. In addition, the October Notice requires that any monies remitted to residents of the People’s Republic of China outside of the People’s Republic of China be returned within 180 days. However, there is no indication of what the penalty will be for failure to comply or if stockholder non-compliance will be considered to be a violation of the October Notice by us or otherwise affect us.

In the event that the proper procedures are not followed under the SAFE October Notice, we could lose the ability to remit monies outside of the People’s Republic of China and would therefore be unable to pay dividends or make other distributions. Our People’s Republic of China resident stockholders could be subject to fines, other sanctions and even criminal liabilities under the People’s Republic of China Foreign Exchange Administrative Regulations promulgated January 29, 1996, as amended.

Our current tax status is uncertain.

We have, in the past, received favorable tax treatment from the Fuqing City Municipal government and have paid only nominal amounts of income tax at the central, provincial and municipal levels.  Pursuant to the relevant laws and regulations in the People’s Republic of China, Fujian Zhongde Technology Co., Ltd., as a wholly-owned foreign enterprise (“WOFE”) in the People’s Republic of China, is entitled to an exemption from the People’s Republic of China enterprise income tax for two years commencing from its first profitable year.  Thereafter, it is entitled to 50% relief from the People’s Republic of China enterprise income tax for the next three years. Because Fujian Zhongde Technology Co., Ltd. was transformed into a WOFE in February 2006, it should be entitled to be exempt from the People’s Republic of China enterprise income tax for two years ending February 2008 and then preferential relief of 50% of the tax rate for the following three years of its operation ending February 2011.

Such tax exemption status has not yet been formally approved by the local tax authorities. We are in the process of requesting a written confirmation. We understand from the authorities that the exact commencement date for the tax exemption period is from February 20, 2006, the date on which Fujian Zhongde Technology Co., Ltd. was transformed into a WOFE. However, the taxes we paid for the period from February 20, 2006 to the present (albeit nominal) will not be refunded.

Further, once Fujian Zhongde Technology Co., Ltd.’s tax exemption as a WOFE expires, we do not know whether it will continue to receive the relief from taxes that it received in the past.  Finally, there can be no assurance that the central government will not audit our previous tax returns and payments and require that we pay additional taxes and penalties in the future that could materially and adversely affect our business and financial condition.

Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, could adversely affect our operations.

A renewed outbreak of SARS or another widespread public health problem in the People’s Republic of China, where much of our revenue is derived, could have an adverse effect on our operations. Our operations may be impacted by a number of health-related factors, including quarantines or closures of some of our offices that would adversely disrupt our operations.  Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our operations.

Because our principal assets are located outside of the U.S. and all of our directors and officers reside outside of the U.S., it may be difficult for investors to enforce their rights based on U.S. federal securities laws against us and our officers and directors in the U.S. or to enforce a U.S. court judgment against us or them in the People’s Republic of China.

All of our directors and officers reside outside of the U.S. In addition, Fujian Zhongde Technology Co., Ltd., our operating subsidiary, is located in the People’s Republic of China and substantially all of its assets are located outside of the U.S. It may therefore be difficult or impossible for investors in the U.S. to enforce their legal rights based on the civil liability provisions of the U.S. federal securities laws against us in the courts of either the U.S. or the People’s Republic of China and, even if civil judgments are obtained in U.S. courts, to enforce such judgments in the People’s Republic of China courts. Further, it is unclear if extradition treaties now in effect between the U.S. and the People’s Republic of China would permit effective enforcement against us or our officers and directors of criminal penalties, under the U.S. federal securities laws or otherwise.

We may have difficulty establishing adequate management, legal and financial controls in the People’s Republic of China.

The People’s Republic of China historically has not adopted a western style of management and financial reporting concepts and practices, as well as in modern banking, computer and other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the People’s Republic of China. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet western standards.

Risks Relating to Our Organization

Our  executive officers beneficially own a substantial percentage of our outstanding common stock, which gives them control over certain major decisions on which our stockholders may vote, which may discourage an acquisition of us.

Tai-ming Ou, our Chief Executive Officer, beneficially owns, in the aggregate, approximately 40% of our outstanding common stock and our directors and executive officers as a group collectively own approximately 49% of our outstanding shares.  The interests of management may differ from the interests of other stockholders. As a result, our executive management will have the right and ability to exert significant influence over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the following actions:

•	Electing or defeating the election of directors;

•	Amending or preventing amendment of our Certificate of Incorporation or By-laws;

•	Effecting or preventing a merger, sale of assets or other corporate transaction; and

•	The outcome of any other matter submitted to the stockholders for vote.

Our management’s stock ownership may discourage a potential acquirer from seeking to acquire shares of our common stock or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Because we became public by means of a share exchange agreement, we may not be able to attract the attention of major brokerage firms.

There may be risks associated with us becoming public through a share exchange agreement. Specifically, securities analysts of major brokerage firms may not provide coverage of us because there is no incentive to brokerage firms to recommend the purchase of our common stock.  No assurance can be given that brokerage firms will, in the future, want to conduct any secondary offerings on our behalf.

Failure to cause a registration statement to become effective in a timely manner could materially adversely affect us.

We agreed, at our expense, to prepare a registration statement covering the resale of shares of common stock issued to investors on October 24, 2006 and November 9, 2006 and to use our best efforts to cause such registration statement to be declared effective by the Securities and Exchange Commission on or before April 23, 2007.  There are many reasons, including those over which we have no control, that could delay the effectiveness of the registration statement, including delays resulting from the Securities and Exchange Commission review process and comments raised by the Securities and Exchange Commission during that process.  Failure to cause a registration statement to become effective in a timely manner could result in our payment to investors of liquidated damages equal to 1% of each investor’s aggregate stock purchase price for each 30 day period beyond April 23, 2007 that the registration statement has not been declared effective by the Securities and Exchange Commission.

Risks Relating to Our Common Stock

Our stock price may be volatile.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

•	Technological innovations or new products and services by us or our competitors;

•	Additions or departures of key personnel;

•	Limited “public float” in the hands of a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for the common stock;

•	Sales of the common stock, particularly following effectiveness of the resale registration statement of which this prospectus forms a part;

•	Our ability to execute our business plan;

•	Operating results that fall below expectations;

•	Industry developments;

•	Economic and other external factors; and

•	Period-to-period fluctuations in our financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

There may be a limited market for our securities and we may fail to qualify for a listing on a national securities exchange such as the NASDAQ Stock Market or the American Stock Exchange.

Although we plan on applying for listing of our common stock on a national stock exchange such as the NASDAQ Stock Market or the American Stock Exchange once we meet the qualifications, there can be no assurance that our initial listing application will be granted, when the required listing criteria will be met or when, or if, our application will be granted. Thereafter, there can be no assurance that trading of our common stock on such a market will be sustained or desirable. At the present time, we do not qualify for certain of the initial listing requirements of the NASDAQ Stock Market or the American Stock Exchange. In the event that our common stock fails to qualify for initial or continued inclusion, our common stock could thereafter only be quoted on the OTC Bulletin Board or in what are commonly referred to as the “pink sheets.” Under such circumstances, you may find it more difficult to dispose of, or to obtain accurate quotations, for our common stock, and our common stock would become substantially less attractive to certain purchasers, such as financial institutions, hedge funds, and large investors.

Furthermore, for companies whose securities are quoted on the OTC Bulletin Board, it is more difficult to obtain coverage for significant news events because major wire services generally do not publish press releases about such companies, and to obtain needed capital.

Our common stock may be deemed a “penny stock,” which would make it more difficult for investors to sell their shares.

Our common stock may be subject to the “penny stock” rules adopted under section 15(g) of the Securities Exchange Act of 1934, as amended.  The penny stock rules apply to companies whose common stock is not listed on a national securities exchange and trades at less than $5.00 per share or that have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited.  If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities. If our securities are subject to the penny stock rules, investors will find it more difficult to dispose of our securities.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of common stock in the public market, including shares issued upon the effectiveness of the registration statement of which this prospectus forms a part, or upon the expiration of any statutory holding period under Rule 144 of the Securities Act of 1933, as amended, it could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make it more difficult for us to secure additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Provisions of our Certificate of Incorporation and Delaware law could deter a change of control, which could discourage or delay offers to acquire us.

Provisions of our Certificate of Incorporation and Delaware law may make it more difficult for someone to acquire control of us or for our stockholders to remove existing management, and might discourage a third party from offering to acquire us, even if a change in control or in management would be beneficial to stockholders.  For example, our Certificate of Incorporation allows us to issue shares of preferred stock without any vote or further action by stockholders.

Our Certificate of Incorporation authorizes the board to create new series of preferred stock without further approval by stockholders, which could adversely affect the rights of the holders of common stock.

Pursuant to our Certificate of Incorporation, our Board of Directors has the authority to fix and determine the relative rights and preferences of our preferred stock.  The Board of Directors also has the authority to issue preferred stock without further stockholder approval.  As a result, the Board of Directors could authorize the issuance of a series of preferred stock that grants holders a liquidation preference, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to have their shares redeemed by us, together with a premium, prior to the any redemption of our common stock. In addition, our Board of Directors could authorize the issuance of a series of preferred stock that has greater voting power than the common stock or that is convertible into common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing stockholders.

Volatility in our common stock price may subject us to securities litigation.

The market for our common stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

The elimination of monetary liability against our directors under Delaware law and the existence of indemnification rights to our directors may result in substantial expenditures by us and may discourage lawsuits against our directors.

Our Certificate of Incorporation provides that, to the fullest extent that the General Corporation Law of the State of Delaware permits, none of our directors shall be personally liable to either us or our stockholders for any breach in his or her fiduciary duties as a director.  This provision creates an indemnification obligation by us that could ultimately cause us to incur substantial expenditures to cover the cost of settlement or damage awards against our directors.  This provision and resultant costs may also discourage us from bringing a lawsuit against directors for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our stockholders against our directors even though such actions, if successful, might otherwise benefit us and our stockholders.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, many of which are beyond our control. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in this report. Important factors that may cause actual results to differ from projections include, but are not limited to, for example:

•	adverse economic conditions;

•	inability to raise sufficient additional capital to operate our business;

•	unexpected costs, lower than expected sales and revenues, and operating defects;

•	adverse results of any legal proceedings;

•	inability to attract or retain qualified senior management personnel, including sales and marketing, and scientific personnel; and

•	other specific risks that may be referred to in this report, including those under “Risk Factors”.

All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, financial position, estimated revenue or losses, projected costs, prospects, current expectations, forecasts, and plans and objectives of management are forward-looking statements. When used in this report, the words “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “should,” “project,” “plan” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. We do not undertake any obligation to update any forward-looking statements or other information contained herein, except as required by federal securities laws. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements in this report are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. We have disclosed important factors that could cause our actual results to differ materially from our expectations under “Risk Factors” and elsewhere in this report. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

Information regarding market and industry statistics contained in this prospectus is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources, and we cannot assure you of the accuracy or completeness of the data included in this prospectus. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. We have no obligation to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements. See “Risk Factors” for a more detailed discussion of uncertainties and risks that may have an impact on future results.

USE OF PROCEEDS

We will not receive any proceeds from the resale of shares by the selling stockholders covered by this prospectus.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock has been quoted on the OTC Bulletin Board since July 6, 2006. From July 6, 2006 through October 22, 2006, our trading symbol was HXPL.OB and since October 23, 2006 our trading symbol has been CCGY.OB. Prior to July 6, 2006, there was no active market for our common stock. The following table sets forth the high and low bid prices for our common stock for the periods indicated, as reported by the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	High	Low
Fiscal Year 2006
Third Quarter (from July 6, 2006)	$0.68	$0.23

Fourth Quarter	$2.70	$0.22

Fiscal Year 2007
First Quarter (through January 19, 2007)	$2.59	$2.00

The last reported sales price of our common stock on the OTC Bulletin Board on January 19, 2007 was $2.35 per share. As of January 19, 2007, there were approximately 71 holders of record of our common stock.

We do not have any equity compensation plans.

DIVIDEND POLICY

  We have not declared or paid any cash dividends on our common stock and do not anticipate declaring or paying any cash dividends in the foreseeable future. We currently expect to retain future earnings, if any, for the development of our business. Dividends may be paid on our common stock only if and when declared by our Board of Directors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion should be read together with the information contained in the consolidated financial statements, pro forma financial statements and the related notes included elsewhere in this prospectus. The following discussion highlights the principal factors that have affected our financial condition and results of operations as well as our liquidity and capital resources for the periods described.  This discussion contains forward-looking statements.  Please see “Forward-Looking Statements” and “Risk factors” for a discussion of the uncertainties, risks and assumptions associated with these forward-looking statements.  The operating results for the periods presented were not significantly affected by inflation.

Company Overview

We were incorporated in Delaware under the name “Hurley Exploration Inc.” on November 12, 2004, with a principal business objective to conducting mineral exploration activities. On October 13, 2006, in anticipation of our acquisition of China Clean Energy Resources, Ltd., we abandoned this enterprise and changed our name to China Clean Energy Inc. On October 24, 2006, we acquired China Clean Energy Resources, Ltd. pursuant to the terms of a Share Exchange Agreement. This transaction was accounted for as a reverse merger (recapitalization) with China Clean Energy Resources, Ltd. deemed to be the accounting acquirer, and us as the legal acquirer. Accordingly, the historical financial information presented in future financial statements will be that of China Clean Energy Resources, Ltd. as adjusted to give effect to any difference in the par value of our and China Clean Energy Resources, Ltd.’s stock with an offset to capital in excess of par value. The basis of the assets, liabilities and retained earnings of China Clean Energy Resources, Ltd., the accounting acquirer, have been carried over in the recapitalization. Upon the closing of this transaction, we became a renewable resource-based biodiesel and specialty chemicals manufacturer and distributor headquartered in the People’s Republic of China.

China Clean Energy Resources, Ltd. was incorporated in the British Virgin Islands on February 13, 2006 for the sole purpose of holding a 100% interest in Fujian Zhongde Technology Co., Ltd. As such, China Clean Energy Resources, Ltd. does not conduct any substantive operations of its own, but rather conducts its primary business operations through Fujian Zhongde Technology Co., Ltd., a corporation that was incorporated in the Province of Fujian, People’s Republic of China on July 10, 1995.

 Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004.

Net Sales. During the year ended December 31, 2005, Fujian Zhongde Technology Co., Ltd. had net sales of $10,040,188 as compared to net sales of $6,589,909 during the year ended December 31, 2004, an increase of approximately 52%. This increase is attributable to increased sales. Our management believes that sales will continue to grow because China Clean Energy Resources, Ltd. is strengthening its sales force, expanding its product offerings and customer base, and planning to increase production capacity at its existing plant.

Gross Profit. Cost of goods sold, which consists of direct labor, overhead and product costs, were $7,270,006 for the year ended December 31, 2005 as compared to $4,766,901 for the year ended December 31, 2004. Gross profit was $2,770,182 for the year ended December 31, 2005 as compared to $1,823,008 for the year ended December 31, 2004, representing gross margins of approximately 27.59% and 27.66%, respectively. The increase in Fujian Zhongde Technology Co., Ltd.’s gross profits is attributable to increased sales. We believe that this trend will continue because sales will continue to grow while gross margin will remain relatively stable at the current level.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $116,424, or 20%, from $595,176 in 2004 to $711,600 in 2005. The increase is due primarily to a $70,226 increase in selling expenses resulting from the expansion of our sales team and a $24,612 increase in the provision for bad debts.

Net Income. We had net income of $1,310,211 for the year ended December 31, 2005 as compared to $773,645 for the year ended December 31, 2004. The increase in net income is attributable to increase in sales. We believe that net income will increase as we introduce new products, increase sales and expand our production capacity.

Nine-Months Ended September 30, 2006 Compared to the Nine-Months Ended September 30, 2005.

Net Sales. During the nine months ended September 30, 2006, we had net sales of $9,779,361 as compared to net sales of $6,667,768 during the nine months ended September 30, 2005, an increase of approximately 47%. This increase is attributable to increase in sales, which in turn is attributable to our expanded sales force and new products introduced.

Gross Profit. Cost of goods sold, which consist of direct labor, overhead and product costs, were $7,067,079 for the nine months ended September 30, 2006 as compared to cost of goods sold of $4,784,237 for the nine months ended September 30, 2005. We had a gross profit of $2,712,282 for the nine months ended September 30, 2006 as compared to gross profit of $1,883,531 for the nine months ended September 30, 2005, representing gross margins of approximately 27.73% and 28.25%, respectively. The increase in gross profits is attributable to increased sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses totaled $681,865 for the nine months ended September 30, 2006 as compared to $581,119 for the nine months ended September 30, 2005, an increase of approximately 17%. This increase is primarily attributable to our increased sales.

Net Income. We had net income of $1,280,056 for the nine months ended September 30, 2006 as compared to net income of $799,552 for the nine months ended September 30, 2005. This 60% increase in net income is attributable to an increase in sales and partially offset by higher bad debt provisions. We believe that net income will continue to increase faster as we introduce new products, expand production capacity and increase sales, and more efficiently collect accounts receivable.

Liquidity and Capital Resources

As of September 30, 2006 and December 31, 2005, we had cash and cash equivalents of $2,608,000 and $3,175,128, respectively. We have historically met our liquidity requirements from a variety of sources, including internally generated cash and short-term borrowings from both related parties and financial institutions.

Bank Loan.  On February 1, 2005, Fujian Zhongde Technology Co., Ltd. entered into a loan agreement to borrow $1,239,612 from DBS Bank (Hong Kong) Limited, Shenzhen Branch, with an annual interest rate equal to 115% of the bank's prime rate. The loan matures on January 31, 2007 and is secured by the assets of Fujian Zhongde Technology Co., Ltd. The total balance at September 30, 2006 of principal and accrued interest was $1,263,138. We plan to either repay this debt as it matures or refinance this debt on or prior to maturity if terms more favorable to us can be obtained.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004.

Net Cash From Operating Activities. We generated positive cash flow from operating activities for the years ended December 31, 2005 and 2004. Specifically, net cash derived from operating activities totaled $1,022,535 for the year ended December 31, 2005 as compared to $264,634 for the year ended December 31, 2004. The increase was primarily due to the increased net income and  a $710,030 reduction in inventory in 2005 (compared to a $438,421 increase in inventory in 2004), partially offset by a higher increase in accounts receivable. The accounts receivable increased significantly due to an increase in sales to foreign customers that were subject to longer payment terms.

Net Cash Derived From/Used For Investing Activities.  Net cash used in investing activities was $694,210 for the year ended December 31, 2005 and net cash derived from investing activities for the year ended December 31, 2004 was $68,798. The cash was used for the purchase of equipment and property, and payment for one-time land levies charged by local governmental authorities, which caused an increase in investment in 2005.

Net Cash Provided By/Used in Financing Activities. Net cash provided by financing activities totaled $1,552,394 for the year ended December 31, 2005 as compared to $687,268 for the year ended December 31, 2004. The reason for this increase was due to $1,938,380 in capital contributions in 2005.

Working Capital.  At December 31, 2005, we had working capital of $3,445,777, as compared to $745,778 at December 31, 2004. This increase was due primarily to an increase in cash and cash equivalents and a reduction in dividends payable.

Nine-Months Ended September 30, 2006 Compared to the Nine Months Ended September 30, 2005.

Net Cash From Operating Activities. Net cash derived from operating activities totaled $1,467,014 for the nine months ended September 30, 2006 as compared to $720,791 net cash used in operating activities for the nine months ended September 30, 2005. This increase was primarily due to higher net income, the decrease in inventory in 2006 and a lower increase in accounts receivable.

Net Cash From/Used For Investing Activities. Net cash used in investing activities was $1,788,144 for the nine months ended September 30, 2006 as compared to $847,404 for the nine months ended September 30, 2005. Capital expenditures increased in 2006 for our major expansion in purification and an upgrading project for our specialty chemical products.

Net Cash Provided By/Used in Financing Activities. Net cash used in financing activities was $1,032,052 for the nine months ended September 30, 2006 as compared to net cash provided by financing activities of $2,091,625 for the nine months ended September 30, 2005. The reason for this is that there were no capital contributions ($1,970,383 in 2005) and proceeds from bank loans ($688,644 in 2005) in 2006.

Working Capital.As of September 30, 2006, we had working capital of  $2,373,201 as compared to $3,445,777 as of December 31, 2005. This decrease was primarily due to $1,788,144 in capital expenditures and $748,288 of dividends paid in 2006, offset partially by $1,280,056 in net income. Nevertheless, we believe that our current operating activities together with the money raised from our private placements in October 2006 and November 2006 will enable us to meet our anticipated cash requirements for fiscal 2007.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition presented in this section are based upon the consolidated financial statements of us and our subsidiaries, which have been prepared in accordance with the generally accepted accounting principles in the United States.  During the preparation of the financial statements we are required to make estimates and judgment that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  On an ongoing basis, we evaluate our estimates and judgments, including those related to sales, returns, pricing concessions, bad debts, inventories, investments, fixed assets, intangible assets, income taxes and other contingencies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under current conditions.  Actual results may differ from these estimates under different assumptions or conditions.

In response to the Securities and Exchange Commission’s Release No. 33-8040, “Cautionary Advice Regarding Disclosure About Critical Accounting Policy,” we identified the most critical accounting principals upon which our financial status depends. We determined that those critical accounting principles are related to the use of estimates, inventory valuation, revenue recognition, income tax and impairment of intangibles and other long-lived assets. We present these accounting policies in the relevant sections in this management’s discussion and analysis, including the Recently Issued Accounting Pronouncements discussed below.

Revenue Recognition. We recognize sales when the revenue is realized or realizable, and has been earned, in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”. Our sales are related to sales of product. Revenue for product sales is recognized as risk and title to the product transfer to the customer, which usually occurs at the time shipment is made. Substantially all of our products are sold FOB (“free on board”) shipping point. Title to the product passes when the product is delivered to the freight carrier.

Sales revenue represents the invoiced value of goods, net of a value-added tax (VAT).  All of our products that are sold in the People’s Republic of China are subject to a local value-added tax at a rate of 17% of the gross sales price or at a rate approved by the local government.  This VAT may be offset by VAT paid by us on raw materials and other materials included in the cost of producing their finished product.

Accounts Receivable, Trade and Allowance for Doubtful Accounts. Much of our business operations are conducted in the People's Republic of China. During the normal course of business, we extend unsecured credit to our customers.  Accounts receivable, trade outstanding at December 30, 2005 and 2004 amounted to $1,708,224 and $731,053, respectively.  Management reviews accounts receivable on a regular basis to determine if the allowance for doubtful accounts is adequate.  An estimate for doubtful accounts is recorded when collection of the full amount is no longer probable.  We recorded a reserve for allowance for doubtful accounts of approximately 10% of trade accounts receivable in 2004 and 2005.  As of December 31, 2005 and 2004, allowances for doubtful accounts were $170,882 and $73,105, respectively.

Inventories. Inventories are stated at the lower of cost or market using the weighted average method. We review our inventory on a regular basis for possible obsolete goods or to determine if any reserves are necessary for potential obsolescence.  As of December 31, 2005 and 2004, we determined that no reserves are necessary.

Patent Expense. We capitalize all direct incremental costs associated with initial patent filing costs and amortize the costs over the estimated remaining life of such patent. Patents are reviewed regularly and the remaining carrying amount of any patents deemed not commercial or cost effective are written off.

Off-Balance Sheet Arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholder’s equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation. We believe that inflation has not had a material effect on our operations to date.

Income Taxes. We adopted Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS 109).  SFAS 109 requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between income tax basis and financial reporting basis of assets and liabilities.  Provision for income taxes consist of taxes currently due plus deferred taxes. Since we had no operations within the U.S., there is no provision for U.S. income taxes and there are no deferred tax amounts at December 31, 2005 and 2004. The charge for taxation is based on the results for the year as adjusted for items, which are non-assessable or disallowed.  It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

    Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit.  In principal, deferred tax liabilities are recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled.  Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and we intend to settle current tax assets and liabilities on a net basis.

Our subsidiary, Fujian Zhongde Technology Co., Ltd., is governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”).  Under the Income Tax Laws, foreign investment enterprises (“FIE”) generally are subject to an income tax at an effective rate of 33% (30% state income taxes plus 3% local income taxes) on income as reported in their statutory financial statements after appropriate tax adjustments unless the enterprise is located in specially designated regions of cities for which more favorable effective tax rates apply.

Upon approval by the People’s Republic of China tax authorities, FIE’s scheduled to operate for a period of 10 years or more and engaged in manufacturing and production may be exempt from income taxes for two years, commencing with their first profitable year of operations, after taking into account any losses brought forward from prior years, and thereafter with a 50% exemption for the next three years.

As Fujian Zhongde Technology Co., Ltd. became a FIE starting February 20, 2006 when it merged with China Clean Energy Resources, Ltd., it will receive the above described FIE tax benefit upon approval from the People’s Republic of China. If the People’s Republic of China’s approval is obtained, there will be no provision for income taxes because of the income tax exemption until Fujian Zhongde Technology Co., Ltd.’s first profitable year of operations, after taking into account any losses brought forward from prior years, and thereafter with a 50% exemption for the next three years.

Value Added Tax (VAT). Enterprises or individuals who sell commodities, engage in repair and maintenance or import and export goods in the People’s Republic of China are subject to a value added tax in accordance with People’s Republic of China laws.  The value added tax standard rate is 17% of the gross sales price.  A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of our finished products can be used to offset the VAT due on sales of the finished product.

Fujian Zhongde Technology Co., Ltd. will get a 13% refund on the VAT amount paid for the first five years of the operations.

Recently Issued Accounting Pronouncements

In March 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 156, “Accounting for Servicing of Financial Assets” (FAS 156), which amends FASB Statement No. 140.  FAS 156 specifically provides guidance addressing the recognition and measurement of separately recognized servicing assets and liabilities, common with mortgage securitization activities, and provides an approach to simplify efforts to obtain hedge accounting treatment.  FAS 156 is effective for all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006, with early adoption being permitted.

 In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (FIN 48).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The requirements of FIN 48 are effective for our fiscal year beginning January 1, 2007. Our adoption of FIN 48 is not currently expected to have a material impact on our financial position or results of operations.

In September 2006, the FASB issued Statement of Financial Standards No. 157 (SFAS No. 157), “Fair Value Measurements.” This new standard establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS No. 157 also expands financial statement disclosure requirements about a company’s use of fair value measurements, including the effect of such measures on earnings. SFAS No. 157 is effective for fiscal years beginning after December 15, 2007. We are currently evaluating the impact, if any, that SFAS No. 157 will have on our consolidated financial position, results of operations and cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (SFAS No. 158), “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans--and amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of its defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires the measurement of defined benefit plans assets and obligations as of the employer’s fiscal year end balance sheet (with limited exceptions). Under SFAS No. 158, we will be required to recognize the funded status of our defined benefit plans and to provide the required disclosures for fiscal years ending after December 15, 2006. We are currently evaluating the impact, if any, that SFAS No. 157 will have on our consolidated financial position, results of operations and cash flows.

Seasonality

Our quarterly sales and operating results may vary significantly from quarter to quarter as a result of seasonal changes in market demand as well as weather. Historically, sales are highest during the third and fourth quarters as a result of good weather and robust bookings in the second quarter.

BUSINESS

Company Overview

We, through our wholly-owned subsidiary, Fujian Zhongde Technology Co., Ltd., are engaged in the development, manufacturing, and distribution of biodiesel and specialty chemical products made from renewable resources. Fujian Zhongde Technology Co., Ltd. was incorporated in the Fujian Province of the People’s Republic of China in 1995. Since inception, we have been engaged in the manufacture of high-quality specialty chemical products from renewable resources. Through cooperation with outside experts at various research institutes and our research and development efforts, we formulated a proprietary process for refining biodiesel from vegetable oils and waste grease. Using this proprietary process, we began producing biodiesel in 2005 and commenced selling biodiesel commercially in December 2005.

Products

Biodiesel Segment

In November 2005 we filed an application with the State Intellectual Property Office (SIPO) of the People’s Republic of China for patent protection for our method of producing biodiesel from monomer acid. The patent application is still pending and the patent has not yet been issued. In December 2005, we began producing biodiesel and currently sell our biodiesel to regional service stations.

The term “biodiesel” generally refers to methyl esters (sometimes called “fatty acid methyl esters”) made by transesterification, a chemical process that reacts a “feedstock” oil or fat with methanol and a potassium hydroxide catalyst.  The “feedstock” can be vegetable oil, such as that derived from oil-seed crops (e.g. soy, sunflower, cottonseed, rapeseed, etc.), or used frying oil (e.g. yellow grease from restaurants).  In addition to biodiesel, our production process typically yields co-products that can be turned into an array of valuable specialty chemicals. We believe that this specialty chemical co-production capability improves the economic viability of producing biodiesel.

According to the National Biodiesel Board (in the United States), “biodiesel” is a clean-burning alternative fuel produced from domestic, renewable resources for use in compression ignition (diesel) engines.  Biodiesel is comprised of mono-alkyl esters of long chain fatty acids derived from vegetable oils or animal fats.  Biodiesel is produced from feedstock, which comes from animal fats or vegetable oils.

According to the National Biodiesel Board, biodiesel can be used in virtually any diesel engine without modification. It can be used in its pure form (called B100) or as a blend with petroleum diesel at any ratio. It can also be stored in the same containers as petroleum diesel, which allows it to use the current fuel supply infrastructure that is already in place. Biodiesel has a higher flash point (the point at which fuel ignites) than petroleum diesel, according to the National Biodiesel Board. This characteristic makes biodiesel safer than petroleum diesel because it will not combust as easily.

A commonly used form of biodiesel is a 20% blend of biodiesel with 80% petroleum diesel, known as B20.  This has become a common practice of balancing benefits with costs and addressing cold weather and solvency considerations associated with biodiesel. Biodiesel provides similar horsepower and fuel economy as petroleum diesel with superior lubricity to reduce wear and tear on engines.

Chemicals Segment

We manufacture and sell a variety of industrial products using environmentally-focused chemicals derived from renewable resources, such as waste vegetable oils. Our product categories include polyamide hot-melt adhesives, printing inks, alcohol and benzene-soluble polyamide resins and various fatty acids, such as dimer acid.  We believe that our vegetable oil-based products will be viewed as an increasingly attractive alternative to products made with petroleum-based chemicals as a result of rising oil prices and possible shortages, as well as increased awareness and concern for protecting the environment.

Hot- Melt Adhesives.  We manufacture dimer acid-based polyamide hot-melt adhesives and a wide variety of high-performance polyamide hot-melt adhesives. We offer products with varying softening points, tensile strengths, viscosities and adhesion strengths.  These products are used in a wide range of applications, from book-binding and adhesion of fabrics, leather, plastic and wood to cementation of metal, ceramics and electronic components.

Polyamide Resins.  We offer a wide variety of alcohol-soluble and benzene-soluble polyamide resins for use in printing inks.  Our alcohol-soluble resins have good glossiness, adhesion, heat stability and anti-freeze ability and are used primarily in various kinds of bucked plate plastic-based inks such as polypropylene, polyethylene, terylene, cellophane and paper. Our benzene-soluble polyamide resins are characterized by good dissolving ability, leveling and liberation, excellent glossiness, excellent anti-gelling properties and adhesion to plastic membranes. They are used primarily in gravure printing inks and are compatible with gravure printers that have varying rotating speed capabilities. In addition, we manufacture low molecular weight liquid polyamide resin, a flexibilizer and curing agent for epoxy resin. It is used in epoxy coating, epoxy adhesive, epoxy casting seal and epoxy varnish.

Dimer, Stearic and Monomer Acids.    These are fatty acids that are used for a variety of lubricating, flexibilizing, surfactant and emulsifying applications. Dimer acid is used in the production of resins, lubricants, coatings and corrosion-resistant agents. Stearic acid, produced by hydrolysis and rectification of various kinds of vegetable oils, is widely used in plastic flexibilizers, stabilizers, surfactants and soap bases. Monomer acid, a by-product from dimer and oleic acid processing, is used in plastics, lubricants, leather agents, detergents, soaps and alkyd resins.

Printing Inks.  We manufacture a variety of printing inks for gravure surface printing, gravure inner printing and flexible typographic printing on plastic, aluminum foil and paper.

The following table shows our total sales volume broken down by product category for the nine-month period from January 1, 2006 through September 30, 2006. As shown in the table, during the nine-month period ending September 30, 2006, biodiesel was our top selling product, accounting for 25.9% of total sales.

	Products Sold	% of Total Sales for the Period
1.	Biodiesel	25.9%
2.	Polyamide Resin	21.9%
3.	Dimer Acid	19.8%
4.	Printing Ink	11.8%
5.	Fatty Acid	5.8%
6.	Vegetable Asphalt	5.6%
7.	Stearic Acid	3.8%
8.	Hot-Melt Adhesive	3.6%
9.	Oleic Acid	0.8%
10.	Liquid Polyamide Resin	0.6%
11.	Glue Water	0.4%

The following table shows our total sales volume broken down by product category for the twelve-month period from January 1, 2005 through December 31, 2005. As shown in the table, during the twelve month period ended December 31, 2005, dimer acid was our top selling product, accounting for 33.7% of total sales.

	Products Sold	% of Total Sales for the Period
1.	Dimer Acid	33.7%
2.	Polyamide Resin	22.6%
3.	Printing Ink	15.5%
4.	Fatty Acid	10.0%
5.	Stearic Acid	7.8%
6.	Vegetable Asphalt	4.8%
7.	Biodiesel	2.4%
8.	Hot-Melt Adhesive	1.7%
9.	Liquid Polyamide Resin	0.7%
10.	Oleic Acid	0.5%
11.	Glue Water	0.4%

Biodiesel Benefits

 Significant Reductions in Greenhouse Gas and Other Emissions on a “Well-to-Wheels” Basis. We believe that the main benefit derived from using biodiesel comes from the reduction in carbon dioxide and other emissions generated when using this biodegradable, low toxicity fuel.

Petroleum diesel, in contrast to biodiesel, produces high levels of carbon dioxide (CO2), a greenhouse gas that is widely believed to be a significant contributor to global warming.  It also produces other harmful pollutants, namely:

•	carbon monoxide (CO), a poisonous gas that causes smog;

•	particulates that contribute to respiratory infections, including asthma;

•	sulfur, which contributes to the formation of acid rain; and

•	unburned aromatic hydrocarbons that create smog and may be a contributing cause of cancer.

By comparison, whether used in its pure form or blended with petroleum diesel, biodiesel produces significantly lower levels of harmful emissions of carbon monoxide, particulates and unburned aromatic hydrocarbons. In addition, because biodiesel is virtually free of sulfur, we believe that the use of biodiesel will not contribute to acid-rain pollution.

Moreover, according to The Office of Renewable Fuels and Co-Products of the Iowa Department of Agriculture and Land Stewardship, when comparing biodiesel and petroleum diesel, a 100% biodiesel blend (B100) lowers carbon monoxide (CO) emissions by 44%, particulate matter emissions by 40% and sulfate emissions by 100%. A blend of blend of 20% biodiesel and 80% petroleum diesel (B20), on the other hand, lowers carbon monoxide (CO) emissions by 9%, particulate matter emissions by 8% and sulfate emissions by 20%. When B20 is used along with an oxidation catalyst, it reduces particulate matter by 45%, carbon monoxide by 41% and total hydrocarbons by 65%.

Biodegradability.    According to a study performed at the University of Idaho in 2004, biodiesel tends to degrade more rapidly than petroleum diesel.

Improved Safety.    According to the U.S. Department of Energy, the flash point, or temperature at which fuel “autocombusts” under pressure, of biodiesel blends increases as the percentage of biodiesel increases. Therefore, pure biodiesel or blends of biodiesel with petroleum diesel are safer to store, handle, and use than petroleum diesel.

Better Lubricity. According to the National Biodiesel Board, the addition of biodiesel, even in very small quantities, has been shown to provide increases in fuel lubricity using a variety of bench scale test methods.

Alternative Fuel Performance.   According to a 1998 study jointly sponsored by the U.S. Department of Agriculture and the U.S. Department of Energy, biodiesel and petroleum diesel have very similar energy efficiencies.

The Specialty Chemical and Biodiesel Markets

We believe that oil price trends, global warming, and other environmental sustainability issues are rapidly increasing the demand for chemicals and fuels derived from renewable resources.  Global prices for gasoline, diesel fuels and chemicals have been rising in the past few years as oil prices continue to increase and supply concerns accelerate. Elevated oil prices not only drive gasoline and diesel fuel prices higher but also create pressure on a wide range of petrochemical derivatives such as nylon (polyamides).  In addition, technological innovations, profit motive, and the desire to reduce reliance on oil have moved bio-based chemistry and fuel production to the forefront of the global marketplace.  As a result, we believe the economic, social, and environmental benefits of a new generation of bio-refinery products are rapidly becoming integrated into global economies.

Specialty Chemicals Segment

We view the People’s Republic of China as the world’s most attractive market for commodity and specialty chemicals alike. We believe that the long-term demand for commodity and specialty chemicals is likely to grow at a faster rate in the People’s Republic of China than in North America and Western Europe.  As such, we believe that the People’s Republic of China will be a very attractive market for commodity and specialty chemicals for the foreseeable future. Demand comes from both rising domestic consumption and the country’s thriving exporters. Demand for our specialty chemical products (printing inks, adhesives, resins, and intermediary substances) continues to accelerate with the rise in domestic consumption, expansion of the People’s Republic of China’s exports and an increasing global appetite for non-petroleum based, specialty chemical products. Building and construction continues to grow at increasing rates in the People’s Republic of China and domestic consumers with more disposable income are creating new and increased demand for a wide range of products, many of which contain our adhesives, inks, polyamides, resins and related products.

In addition, the People’s Republic of China’s export manufacturing base continues to expand. The global chemical market is experiencing fundamental changes in how it operates as economic, environmental, and political pressures force the industry to rely less on petroleum products.  A wave of renewable or biotech products is already replacing petroleum-based raw materials in a wide array of markets such as plastics, fibers, adhesives, resins and more. We believe the main drivers behind the acceptance of chemicals derived from renewable resources as replacements for petrochemicals are price, performance, and environmental sustainability.

Petroleum, waste, regulatory, and environmental cost pressures are now evident throughout the supply chain for chemical products.  As oil prices rise and companies continue to disassociate themselves from any chemical in their supply chain that is recognized as being hazardous or harmful to the environment, petrochemicals are being replaced by environmentally pleasing chemistry alternatives.

People’s Republic of China Biodiesel Market

The People’s Republic of China biodiesel industry is still very much in its infancy. We estimate that the current total production of biodiesel nationwide is only approximately 100,000 tons while the total consumption of petroleum diesel in the People’s Republic of China is in excess of 100 million tons annually. With soaring oil prices and worsening pollution, the People’s Republic of China is expected to promote low-polluting alternatives to foreign oil and we anticipate biodiesel being recognized as a leading near term solution. Further, we believe the integration of biodiesel into the fuel supply of the People’s Republic of China can be swift and immediate, as biodiesel can be blended at any level with petroleum diesel or used in its pure form (B100) and biodiesel also make use of the existing petroleum infrastructure; i.e., tankers, storage depots, and filling stations.

Today, the government of the People’s Republic of China and an increasing number of governments around the world are encouraging the introduction of biodiesel into their transport fuel mix to reduce harmful carbon dioxide emissions, improve air quality, and lessen dependence on imported fuels.

People’s Republic of China Legislation.   Recently, the Standing Committee of the National People’s Congress passed “The Renewable Energy Law of the People’s Republic of China”.  The legislation aims to “promote the development and utilization of renewable energy, improve the energy structure, diversify energy supplies, safeguard energy security, protect the environment and realize the sustainable development of the economy and society.”  This legislation states that fuel retail businesses must begin to include “biological liquid fuel” in their enterprises or they will suffer imposed fines.

Potential for Increase in Diesel Engines.   The People’s Republic of China central government introduced an updated Auto Policy in 2004, which stipulates that gasoline consumption should decline 15% by 2010. The People’s Republic of China’s recent gasoline shortages and the enforcement of this new policy may be likely to increase the adoption of diesel cars over the next several years.

We believe that in comparison to gasoline-powered cars, diesel-powered cars are more fuel-efficient, more environmentally friendly, better suited for urban driving, safer, and more durable.

Competition

Renewable Resource Chemicals

We have several major competitors that also produce specialty chemicals from renewable resources. For instance, Jiangsu Yonglin Oil & Grease Chemicals Co., Ltd., located in the northern part of Jiangsu Province, produces polyamide resins from oleic acid. Shanghai Jiangqiao Chemical Factory, a private company located in a suburb of Shanghai, produces dimer acid from oleic acid.  Zhejiang Henghua Huagong Co., Ltd., located in the Zhejiang Province, manufactures alkyd resin and polyamide resin from oleic acid. Zhejiang Huangyan Resin Chemical Industry Co., Ltd., located in Zhejiang Province, manufactures polyamide resin from oleic acid.

Biodiesel

In the area of biodiesel production, we are aware of the existence of at least four main domestic competitors: Handan Gushan Bio-energy Co., Ltd., located in Handan, Hebei Province, Longyan Zhuoyue New Energy Development Co., Ltd., located in Longyan, Fujian Province, Wuxi Huahong Bio-fuel Co., Ltd., located in Wuxi, Jiangsu Province and China Biodiesel International Holding Co. Limited, located in Longyan, Fujian Province

In addition, we may face competition from foreign competitors if such competitors choose to export their biodiesel to the People’s Republic of China.

Competitive Advantages and Strategy

Chemicals

We believe that our product formulations, price points, relationships, infrastructure, quality control standards, and reputation provide us with competitive advantages.  We are currently able to maintain a lower cost structure than competitors based in the U.S. and Europe. Furthermore, we believe our competitive advantage in the People’s Republic of China is protected by our knowledge of government regulations, business practices, and strong relationships.

In comparison to our competitors in the People’s Republic of China, we believe we possess greater technological expertise, marketing knowledge and global relationships.  We also view our proprietary line of multi-purpose hot-melt adhesives as key technological advantages. In addition, we believe domestic competitors typically lack the global marketing capability and reputation that we currently enjoy and are continuing to strengthen.

Biodiesel

We believe that we enjoy a material presence in the biodiesel industry near the Fujian Province, as there are only a handful of other companies currently in the market, some of which are still months or even years away from actual production. In addition, we believe our industry relationships, contracts with feedstock suppliers, cost efficient manufacturing methods and an ability to sell diesel co-products to our specialty chemical customers places us at a competitive advantage.

Growth Strategy

With growing global demand for transport fuels and clean technologies, we are focused on increasing our biodiesel production capacity. We plan to initially expand our existing 311,000 square-foot biodiesel and specialty chemical production facility located in the Fujian Province, People’s Republic of China. In addition, we are preparing to build several new biodiesel-focused production plants in

•
Jiangyin, a newly developed chemical industry zone near the harbor in the Fujian Province (approximately 15 kilometers from our existing plant to obtain synergies, greater efficiency and cost effectiveness),

•	in the Hebei Province and/or

•	in the Xinjiang Province.

As we grow and secure more customers, we will build more plants in strategic locations throughout the People’s Republic of China.

To this end, on December 15, 2006, we signed a contract to purchase land usage rights for 50 years for the construction of a new biodiesel factory located in the new Fuqing Jiangyin Industrial Park in the Fujian Province, People’s Republic of China. We expect to break ground on the new biodiesel facility within the next six to nine months.

Our vision is to be the global market leader for the development and manufacturing of energy products and specialty chemicals made from renewable resources. Management intends to grow by pursuing the following strategies:

•	Grow capacity and capabilities in line with market demand increases;

•	Enhance our technology through innovation, research and study, and obtain global patent protection;

•	Continue to improve operational efficiencies and use of nearly all resource by-products;

•	Further expand into global markets and diverse industry sectors; and

•	Build a strong market reputation to foster and capture future growth in the People’s Republic of China and abroad.

We also plan to expand our existing refining facilities and launch additional plants, in addition to growing our specialty chemical business lines.

Existing Plant (Fulong Industrial Zone)

Our 311,000 square-foot manufacturing facility was originally erected in 1995 with a core focus on developing and manufacturing high-quality specialty chemical products from renewable resources. This ISO9001-certified plant is located in Fuzhou City’s technology and industrial zone in the Fulong Industrial Zone of the People’s Republic of China. We are currently in the process of expanding the capacity of this facility, and expect to complete the expansion within three months.

We anticipate that expansion of this plant will be completed with minimal disruption to our current infrastructure and production schedules.

Existing Production:

•	Annual Capacity - biodiesel: 4,800 tons or approximately 1.44 million gallons

•	Annual Capacity - specialty chemicals: 15,000 tons

After Expansion:

•	Approximately $500,000 will be invested by us to build and install a new diesel platform next to the existing reactor. A portion of the budgeted $500,000 has already been committed and spent to date.

•	Engineering effort is primarily focused on increasing biodiesel and hot-melt adhesive production yields while maintaining the current quality standards.

•	Biodiesel annual production capacity will double in size to approximately 10,000 tons or approximately 3.0 million gallons.

•	Production will maintain current yields while new equipment is installed, minimizing production downtime and lost sales.

•	The expansion project has already begun and is expected to be completed within three months.

Sales and Marketing

Specialty Chemicals

To date, we have developed relationships with current and future potential customers primarily through our participation and use of seminars, trade shows, industry conferences, websites and direct sales calls.  We hope to continue to build on our success by expanding our sales force in the People’s Republic of China and increasing our focus on international markets. As our business expands, we intend to develop several sales channels - direct sales, industry-specific manufacturer representatives and international strategic partnerships. Our sales strategy is designed to capitalize on our reputation, current industry trends and new market segments that have shown the most promise.

Biodiesel

We currently plan on concentrating our sales efforts on the local market in the People’s Republic of China, as demand is expected to increase steadily over the next decade. However, as the business expands, we will evaluate global biodiesel prices for opportunities abroad, depending upon shipping and export costs, as biodiesel can sell for up to 50% to 100% more at the wholesale level overseas in comparison to the price in the People’s Republic of China. While we do not plan to rely on our ability to export biodiesel for our main growth, we do view the export opportunity as a potential enhancement to our business plan, especially given the higher prices that biodiesel can be sold at markets abroad. We are currently studying our biodiesel export options.

We believe that manufacturing and feedstock cost differences create opportunities for import/export markets and cross-border investments. Such activities could substantially lower the cost and increase supplies to Europe and the U.S. A number of documents published by the International Energy Agency (IEA) discuss the development of international markets for biofuels, as there are fairly wide ranges of feedstock availability and production costs among countries and regions.

Intellectual Property

On November 9, 2005, our subsidiary, Fujian Zhongde Technology Co., Ltd., filed an application (Application No. 200510019790.9) with the State Intellectual Property Office of the People’s Republic of China (SIPO) for its process to produce biodiesel from monomer acid. On November 14, 2005, SIPO accepted this application.

On January 20, 2006, Fujian Zhongde Technology Co., Ltd. received preliminary patent approval from SIPO for its proprietary biodiesel production method.

We also own a patent for Multi-purpose Polyamide Hot Melt Adhesive and its Production Method, China Patent Registration Number ZL00132072.6 and International Patent Category #C09J177/00. The patent is valid for twenty years, from December 12, 2000 to December 11, 2020.

Customers

Biodiesel

We currently sell biodiesel to regional service stations in the People’s Republic of China. We believe that the market for biodiesel will expand and can absorb an increase in supply. Since we began selling biodiesel in December 2005 along with specialty chemicals, our best selling product has been biodiesel. In fact, from January 2006 through September 2006, sales of biodiesel accounted for over 26% of our total sales for that time period.

Chemicals

Our specialty chemical products are sold to companies domestically and exported globally to companies in Europe, the U.S. and Asia. We believe that high quality and low production costs have allowed us to gain successful entry into the global market and to diversify our customer base.

For the nine-month period from January 1, 2006 through September 30, 2006, we achieved consolidated revenues of $13,772,797. During the same time period, our top ten customers - ranked by the sales amount sold to each customer - contributed $3,154,627 in revenues. The following table depicts the top ten customers for the nine-month period from January 2006 through September 2006.

	Name of Customer	Products Sold	Sales for the Period by Customer	% of Sales for the Period
1.	Fuqing Zhongdong Filling Station	Biodiesel	$1,034,370	11.23%
2.	Fuqing Risheng Filling Station	Biodiesel	$962,928	9.96%
3.	HGB Explore Corporation	Specialty Chemicals	$806,000	8.51%
4.	Sanwa Chemicals Pte Ltd. (a subsidiary of Air Products & Chemicals, Inc.)	Specialty Chemicals	$646,689	6.69%
5.	Micro Ink Ltd	Specialty Chemicals	$385,693	3.79%
6.	Tianjin Subbranch Fuqing Zhongde Chemical, Ltd.	Specialty Chemicals	$301,708	3.25%

	Name of Customer	Products Sold	Sales for the Period by Customer	% of Sales for the Period
7.	Urumchi Xinderui Chemical, Ltd.	Specialty Chemicals	$280,466	2.77%
8.	Fuzhou Xinqiang Trading, Ltd.	Specialty Chemicals	$209,524	2.47%
9.	Cangnan Oianku Sanlian Printing Ink Store	Specialty Chemicals	$230,469	2.45%
10.	Amizara Agencies Co. Ltd.	Specialty Chemicals	$167,224	1.86%
Total (Top 10)			$5,025,071	52.98%
Total (Company)			$13,772,797	100.00%

During the twelve-month period from January 1, 2005 through December 31, 2005, we had consolidated revenues of $10,040,188. During the same time period, our top ten customers - ranked by the sales amount sold to each customer - contributed $6,026,959 in revenues. The following table depicts the top ten customers for the twelve-month period from January 1, 2005 through December 31, 2005. Please note that none of these customers were biodiesel customers, as we only began selling biodiesel commercially in December 2005.

	Name of Customer	Products Sold	Sales for the Period by Customer	% of Sales for the Period
1.	Sanwa Chemicals Pte Ltd. (a subsidiary of Air Products & Chemicals, Inc.)	Specialty Chemicals	$1,846,156	18.4%
2.	Micro Ink Ltd	Specialty Chemicals	$848,672	8.5%
3.	HGB Explore Corporation	Specialty Chemicals	$761,526	7.6%
4.	Huiyang Dachang Industrial, Ltd.	Specialty Chemicals	$591,907	5.9%
5.	Shanghai Jinyi Printing, Ltd.	Specialty Chemicals	$551,106	5.5%
6.	Fujian Fuqing Melida Chemical, Ltd.	Specialty Chemicals	$333,414	3.3%
7.	Tianjin Subbranch Fuqing Zhongde Chemical, Ltd.	Specialty Chemicals	$309,922	3.1%
8.	Fuqing Southern Color Printing, Ltd.	Specialty Chemicals	$297,587	3.0%
9.	Advanced Chemicals Pte, Ltd.	Specialty Chemicals	$244,872	2.4%
10.	Fuzhou Xinqiang Trading, Ltd.	Specialty Chemicals	$241,796	2.4%
Total (Top 10)			$6,026,959	63.0%
Total (Company)			$10,040,188	100.00%

Regulation

We are subject to environmental regulation by both the central government of the People’s Republic of China and by local government agencies. Since its inception, we have been in compliance with all applicable regulations.

Under the State Environmental Protection Administration of the People’s Republic of China, all chemical and biodiesel manufacturing facilities are required to obtain a Discharge Permit and a Safe Production Permit. We have both of these permits. These permits are valid for a period of three years and may be renewed for additional periods of three years. In order to renew the Safe Production Permit, the subject facility must not have had any accidents during the previous three years.  In addition, the local environmental protection administration inspects waste-water, gas and solid waste discharges and issues an examination report each calendar quarter. In order to renew the Discharge Permit, the subject facility must have consistently passed the local government inspections for the prior three years.

In addition, we expect the government of the People’s Republic of China to release an official standard for biodiesel within one year. We will seek to qualify our products for the biodiesel standard when it is released. We believe that we are well positioned to qualify due to our early production of biodiesel as well as our longstanding history of being in operation since 1995, among other things.

Legal Proceedings

We are not a party to any legal proceedings.

Property

Our headquarters are currently located in approximately 573 square meters of office space at Fulong Industry Zone, Longtian Town, Fuqing City, Fujian, China 35013.

We own a 311,000 square-foot manufacturing facility located at the same location. In the opinion of our management, this facility is adequately covered by insurance. In the People’s Republic of China, the ownership of land belongs to the government of the People’s Republic of China, and private entities and individuals can only acquire land use rights for a certain period of time. Our land use rights for our facility started on June 1, 1998 and expire on May 31, 2047.

On December 15, 2006, we signed a contract with Fuzhou City Jiangyin Industry District Management Committee to purchase land usage rights for 50 years at a purchase price of 18,549,000 Renminbi, or approximately $2.5 million. 50% of the purchase price was paid within 10 days of signing, with an additional 30% being due on the 3 month anniversary of the agreement and the remaining 20% due on the 6 month anniversary of the agreement. We plan to use this land usage right to construct a new biodiesel factory located in the new Fuqing Jiangyin Industrial Park in the Fujian Province of the People’s Republic of China. The new factory site is approximately 50 miles from Fuzhou, the Capital City of Fujian Province, and 15 miles from our existing facility. We expect to break ground on the new biodiesel facility within the next six to nine months, pending completion of the new Fuqing Jiangyin Industrial Park’s infrastructure construction. Work on this facility will be divided into two phases of construction. The first phase will require approximately a $9 million investment (including $2.5 million for land usage rights) and will increase our biodiesel production capacity by approximately 50,000 tons per year. The second phase will require an additional $6 million investment and will increase biodiesel production capacity approximately by an additional 50,000 tons per year. We expect the first and second phases of construction to be completed by the first half of 2008 and end of 2008, respectively.

Employees

We have 132 employees, 131 of which are full time employees. To the best of our knowledge, we are compliant with local prevailing wage, contractor licensing and insurance regulations, and have good relations with our employees.

MANAGEMENT

The following table sets forth information regarding the members of our Board of Directors and our executive officers and other significant employees. All of our officers and directors were appointed on October 24, 2006, except for Gary Zhao who was appointed Chief Financial Officer on November 15, 2006. All directors hold office for one-year terms until the election and qualification of their successors.  Officers are elected annually by our Board of Directors and each officer serves at the discretion of the board.

Name	Age	Position
Tai-ming Ou	52	Chief Executive Officer and Chairman of the Board
Gary Zhao	44	Chief Financial Officer
Ri-wen Xue	42	Chief Operating Officer
Yun He	39	Senior Vice President of Sales and Distribution
Qin Yang	47	Director

Biographies

Tai-ming Ou, Chief Executive Officer and Chairman of the Board. Mr. Ou is one of our co-founders and has been our Chief Executive Officer since inception in 1995.  Prior to our founding, Mr. Ou was the Director of General and Administrative Office of Fuqing First Secondary School and was responsible for building construction, repair and maintenance and purchases of teaching instruments, property, plant and equipment, and office stationery. Mr. Ou was also in charge of operating and managing a factory run by the school, from which he explored and learned valuable experience in entrepreneurship and leadership. Mr. Ou is a certified senior economist in the People’s Republic of China. Mr. Ou graduated from Fujian Normal University in 1981 with a Bachelor’s degree in mathematics.

Gary Zhao, Chief Financial Officer. Mr. Zhao was appointed as our Chief Financial Officer on November 15, 2006. From July 2005 through November 14, 2006, Mr. Zhao was Vice President of CapGemini China, a global management consulting, information technology consulting and outsourcing firm. From July 2002 until July 2005, Mr. Zhao was a director in charge Finance Performance Management and Corporate Strategy at Accenture China, where he provided financial management, Sarbanes-Oxley compliance and corporate strategy consulting services for clients. From January 2001 until July 2002, Mr. Zhao was Chief Financial Officer of Chinatech International Software Ltd., a software company located in Beijing, the People’s Republic of China. Mr. Zhao received a Bachelor of Science in Metallurgical Engineering from Tsinghua (Qinghua) University in Beijing, the People’s Republic of China, in 1984, a Master of Science in Materials Science from University of Minnesota in 1989, and an MBA in Finance and Strategic Management from The Wharton School of the University of Pennsylvania in 1995.

Ri-wen Xue, Chief Operating Officer. Mr. Xue joined us in early 2000 as Executive Secretary to the General Manager. In this capacity, Mr. Xue was in charge of assisting the General Manager in dealing with daily affairs, planning and implementing the modern system of business management, adjusting our organizational chart, establishing employee job descriptions and functional department duties. In October 2002, Mr. Xue was promoted to Production Manager and became fully responsible for improving production processes and technology.  In December 2003, Mr. Xue was promoted to the position of Vice President - Production and Engineering, and Chairperson of the Board of Supervisors, taking charge of planning and carrying out new project development, streamlining production and engineering processes, and undertaking research and development, technology applications and improvements. In November 2006, Mr. Xue became our Chief Operating Officer. Prior to joining us, Mr. Xue was a Pipelining Operator, Quality Control, and Local Assistant Manager at the Chip Copperize Corporation in Japan from April 1995 to April 1999.  Mr. Xue is a certified senior economist and a certified senior engineer in the People’s Republic of China and graduated from Fujian Finance College in 1985 with a Bachelor’s degree in finance.

Yun He, Senior Vice President of Sales and Distribution. Mr. He is one of our co-founders and became Sales Manager in 1995, promoting sales of our resins and printing inks in the domestic People’s Republic of China market. Mr. He has been our Senior Vice President of Sales and Distribution since 1997. Prior to our formation, Mr. He established an export business in 1992 and engaged in international trade and exporting local garments, food, toys, ornaments and handicrafts to Russia, the Czech Republic and Germany. Mr. He graduated from Fujian Normal University in 1989 with a Bachelor’s degree in Chinese literature.

Qin Yang, Director. Ms. Yang is one of our co-founders and has been a director of ours since inception in 1995. Ms. Yang had previously founded the Fuqing Welfare Garment Factory in 1984 and served as its Chief Designer and director. Ms. Yang graduated from Fujian Industrial Arts School in the Fujian province of the People’s Republic of China.

Mr. Ou and Ms. Yang and are husband and wife.

Board Committees

Audit Committee. We intend to establish an audit committee of the board of directors, which will consist of soon-to-be-nominated independent directors. The audit committee’s duties will be to recommend to our Board of Directors the engagement of independent auditors to audit our financial statements and to review our accounting and auditing principles.  The audit committee will review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent public accountants, including their recommendations to improve the system of accounting and internal controls.  The audit committee would at all times be composed exclusively of directors who are, in the opinion of our Board of Directors, free from any relationship that would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

Compensation Committee. We intend to establish a compensation committee of the Board of Directors.  The compensation committee would review and approve our salary and benefits policies, including compensation of executive officers.

EXECUTIVE COMPENSATION

The following table sets forth certain information about compensation paid, earned or accrued for services by our Chief Executive Officer. None of our executive officers received compensation in excess of $100,000 during the years ended December 31, 2005 and December 31, 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary	All Other Compensation	Total
Tai-ming Ou	2006	$13,153	—	$13,153
Chief Executive Officer	2005	$12,512	—	$12,512

Narrative Disclosure to Summary Compensation Table

Mr. Tai-ming Ou was one of our original founders in 1995 and has been working as our Chief Executive Officer since that time. In 2006, Mr. Tai-ming Ou’s compensation was at $1,096.08 per month or $13,153 per annum. In addition, we have agreed to pay Mr. Ou a one time cash incentive award of $7,700 in February 2007 for his performance and contribution to us in 2006. In 2007, Mr. Tai-ming Ou’s compensation is anticipated to be $1,282 per month or $15,384 per annum.

Compensation of Directors

The following table sets forth director compensation as of December 31, 2006.

Director Compensation

Name	Fee Earned or Paid in Cash	All Other Compensation	Total
Qin Yang	$8,923	—	$8,923

Narrative to Director Compensation Table

Ms. Qin Yang, the wife of Mr. Tai-ming Ou, was one of our original founders in 1995 and has been one of our directors since that time. In addition, since June 2006, Ms. Yang has been an independent contractor entitled to receive $743 per month or $8,923 per annum. In addition, we have agreed to pay Ms. Yang a one time cash incentive award of $6,400 in February 2007 for her performance and contribution to us 2006. In 2007, Ms. Yang’s monthly compensation as an independent contractor is anticipated to be at $769 per month or $9,230 per annum.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Tai-ming Ou, our Chief Executive Officer and Chairman, beneficially owns 40% of Fuqing Zhongyi Color Printing Co., Ltd., one of our vendors who supplies us with packaging and printing materials. During the fiscal year ended December 31, 2006 we paid $29,712.50 to Fuqing Zhongyi Color Printing Co., Ltd. for packaging and printing materials.

Mr. Tai-ming Ou, our Chief Executive Officer and Chairman, has provided us with financing through a series of undocumented, unsecured, non-interest bearing demand loans. The last such advance made to us by Mr. Ou was for approximately $490,000 in September 2005. All loans provided to us by Mr. Ou were repaid in full during 2005, except for $5,656 which was repaid to Mr. Ou in May 2006.

Mr. Yun He, our Vice President of Sales and Marketing, has provided us with financing through a series of undocumented, unsecured, non-interest bearing demand loans. The last such advance made to us by Mr. He was for approximately $242,000 in September 2005. All loans provided to us by Mr. He were repaid in full during 2005, except for $14,516 which was repaid to Mr. He in February 2006.

Mr. Ri-wen Xue, our Chief Operating Officer and a Director, has provided us with financing through a series of undocumented, unsecured, non-interest bearing demand loans. The last such advance made to us by Mr. Xue was for approximately $198,000 in September 2005. All loans provided to us by Mr. Xue were repaid in full during 2005, except for $86,772 which was repaid to Mr. Xue in January 2006.

Mr. Dian Yang, one of our principal stockholders, has provided us with financing through a series of undocumented, unsecured, non-interest bearing demand loans. The last such advance made to us by Mr. Yang was for approximately $188,000 in September 2005. All loans provided to us by Mr. Yang were repaid in full during 2005, except for $74,376 which was repaid to Mr. Yang in January 2006.

Ms. Qin Yang, one of our Directors, has provided us with financing through a series of undocumented, unsecured, non-interest bearing demand loans. The last such advance made to us by Ms. Yang was for approximately $168,000 in September 2005. All loans provided to us by Ms. Yang were repaid in full during 2005, except for $74,376 which was repaid to Mr. Yang in January 2006.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the number of shares of common stock beneficially owned as of January 19, 2007 by:

•	Each person who is known by us to beneficially own 5% or more of our common stock;

•	Each of our directors and named executive officers; and

•	All of our directors and executive officers as a group.

Except as otherwise set forth below, the address of each of the persons listed below is Fulong Industry Zone, Longtian Town Fuqing City, Fujian, China 350315.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)		Percentage of Shares Beneficially Owned (2)
Directors and Named Executive Officers:
Tai-ming Ou	8,477,350	(3)	39.4%
Qin Yang	8,477,350	(4)	39.4%
Nai-ming Yu	2,399,250		11.2%
Dian Yang	1,279,600		5.9%
Yun He	1,119,650		5.2%
Daiyi Chen	1,119,650		5.2%
Ri-wen Xue	959,700		4.5%
Gary Zhao	100,000	(5)	*
All officers and directors as a group (5 persons)	10,656,700		49.5%

*less than 1%

(1)
Unless otherwise indicated, includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person.  Also includes options and warrants to purchase shares of common stock exercisable within sixty (60) days. Unless otherwise noted, shares are owned of record and beneficially by the named person.

(2)	Based upon 21,512,269 shares of common stock on January 19, 2007, and including, with respect to each individual holder, rights to acquire common stock exercisable within 60 days.

(3)	Includes 3,518,900 shares of common stock held directly by Qin Yang, Mr. Ou’s wife, with respect to which Mr. Ou disclaims beneficial ownership.

(4)	Includes 4,958,450 shares of common stock held directly by Tai-Ming Ou, Ms. Yang’s husband, with respect to which Ms. Yang disclaims beneficial ownership.

(5)
Represents 100,000 shares of restricted common stock granted to Gary Zhao upon his appointment as Chief Financial Officer on November 15, 2006. Upon grant, all of these shares were subject to forfeiture by Mr. Zhao. However, on every one month anniversary of Mr. Zhao’s service as Chief Financial Officer, 8,333 shares cease being subject to forfeiture by Mr. Zhao.

SELLING STOCKHOLDERS

The following table sets forth the shares of our common stock beneficially owned, as of the date of this prospectus, by each selling stockholder prior to the offering contemplated by this prospectus, the number of shares each selling stockholder is offering by this prospectus and the number and percentage of shares that each selling stockholder would own beneficially if all of his, her or its offered shares are sold. The selling stockholders acquired their beneficial interests in the shares being offered hereby in transactions described under the heading “Description of the Transactions” above. Except as expressly set forth below, none of the selling stockholders is known to us to be a registered broker-dealer or an affiliate of a registered broker-dealer, and each of the selling stockholders acquired his, her or its shares solely for investment and not with a view to or for resale or distribution of those shares. Beneficial ownership is determined in accordance with the Securities and Exchange Commission’s rules and includes voting or investment power with respect to the shares.

Name	Shares of Common Stock Owned Prior to the Offering	Shares of Common Stock Offered	Shares of Common Stock Owned After the Offering	Percentage of Common Stock Owned After the Offering
Anthony DiBenedetto	50,000	50,000	0	0
Sandor Capital Master Fund, L.P.(1)	250,000	250,000	0	0
Schreiber Family Trust DTD 2/8/95(2)	100,000	100,000	0	0
Victor M. Dandridge III	100,000	100,000	0	0
Chase Mortgage, Inc.(3)	100,000	100,000	0	0
Devine Property, Ltd.(4)	100,000	100,000	0	0
Longview Fund, LP(5)	300,000	300,000	0	0
Michael Corwin	50,000	50,000	0	0
Liechtensteinshe Landesbank AG(6)	250,000	250,000	0	0
Yongfu Zhu	408,333	408,333	0	0
Olivia Hsin-Yu Chao	408,333	408,333	0	0
Fred Chang	204,167	204,167	0	0
Liuyi Zhang	204,167	204,167	0	0
Zuyuan Zheng	175,000	175,000	0	0
Avenndi, LLC(7)	5,000	5,000	0	0
Charles M. Carlson(8)	3,000	3,000	0	0
Jung Min Choi(8)	88,500	88,500	0	0
Cody Corrubia(8)	1,500	1,500	0	0
Michael Dowling(8)	1,500	1,500	0	0
Michael Gochman(8)	1,500	1,500	0	0
Minerva Gordian(8)	500	500	0	0
Todd Kice(8)	1,500	1,500	0	0
Julia Lu(8)	1,500	1,500	0	0
Melody Massey(8)	500	500	0	0
Timothy McCooey(8)	1,500	1,500	0	0

Name	Shares of Common Stock Owned Prior to the Offering	Shares of Common Stock Offered	Shares of Common Stock Owned After the Offering	Percentage of Common Stock Owned After the Offering
Matthew McGovern(8)	1,500	1,500	0	0
Jeffrey McLaughin(8)	20,000	20,000	0	0
Arkadiy Neyman(8)	3,000	3,000	0	0
John P. O’Shea(8)	63,000	63,000	0	0
Scott B. Powell(8)	1,500	1,500	0	0
Ichi Shih(8)	3,000	3,000	0	0
Joyce Spatafora(8)	500	500	0	0
Erik Warren(8)	1,500	1,500	0	0
Marika Xirouhakis(8)	1,500	1,500	0	0
Angelique Xirouhakis(8)	1,000	1,000	0	0
Spencer R. Ramsey(8)	500	500	0	0
John Marsala(8)	1,000	1,000	0	0
Sumiko Smith(8)	500	500	0	0

(1)
John Lemak is the General Partner of Sandor Capital Master Fund, L.P., and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of this selling stockholder.

(2)
Daniel J. Schreiber is the Trustee of the Schreiber Family Trust DTD 2/8/95, and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of this selling stockholder.

(3)
Mark Herskovitz is Vice President and a control person of Chase Mortgage, Inc., and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of this selling stockholder.

(4)
Melvyn L. Lieberman is the director of Devine Property, Ltd., and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of this selling stockholder.

(5)
S. Michael Rudolph is the Chief Financial Officer and Managing Member of Viking Asset Management, LLC, the investment advisor of Longview Fund, LP., and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of this selling stockholder.

(6)
Ekkehard Heeb and Peter Marxer are Assistant Managers and control persons of Liechtensteinshe Landesbank AG, and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of this selling stockholder.

(7)	John G. Kennedy is the Managing Director of Avenndi, LLC and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of this selling stockholder.

(8)
The selling stockholder has advised us that such selling stockholder was an affiliate of Westminster Securities Corporation, a registered broker-dealer, at the time these shares were received. Under interpretations by the staff of the Securities and Exchange Commission, selling stockholders that are affiliates of registered broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, if such selling stockholder did not acquire its shares being offered in the ordinary course of business or had any arrangement or understanding, directly or indirectly, with any person to distribute the securities. This selling stockholder has advised us that it acquired the common stock in the ordinary course of business and, at the time of acquisition, did not have any arrangements or understandings, directly or indirectly, with any person to distribute the common stock. Westminster Securities Corporation, a registered broker-dealer, served as a financial consultant to us in connection with our private placements completed in October 2006 and November 2006.

None of the selling stockholders has held any position or office or has had any other material relationship with us or any of our predecessors or affiliates during the past three years.

DESCRIPTION OF SECURITIES

We are authorized to issue 90,000,000 shares of common stock and 10,000,000 shares of preferred stock.  On January 19, 2007, there were 21,512,269 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

The holders of common stock are entitled to one vote per share. Our Amended and Restated Certificate of Incorporation does not provide for cumulative voting. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of legally available funds. However, the current policy of the board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution.  The holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the board of directors and issued in the future.

Preferred Stock

The board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series.  Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

Lock-up Agreements

All shares of common stock held by Fred Chang, Liuyi Zhang, Zuyuan Zheng, Yongfu Zhu, Olivia Hsin-Yu Chao and Avenndi, LLC are subject to lock-up provisions that provide restrictions on the future sale of common stock by the holders and their transferees. These lock-up provisions provide, in general, that their shares may not, directly or indirectly, be offered, sold, offered for sale, contracted for sale, hedged or otherwise transferred or disposed of for a period of 90 days following the declaration of effectiveness of the registration statement of which this prospectus forms a part.

Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as us, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the General Corporation Law of the State of Delaware, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract.

Any repeal or modification of these provisions approved by our stockholders shall be prospective only, and shall not adversely affect any limitation on the liability of a director or officer existing as of the time of such repeal or modification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the General Corporation Law of the State of Delaware would permit indemnification.

Anti-Takeover Effect of Delaware Law, Certain By-Law Provisions

Certain provisions of our Amended and Restated By-Laws are intended to strengthen the Board of Directors’ position in the event of a hostile takeover attempt. These provisions have the following effects:

•
they provide that only business brought before an annual meeting by the Board of Directors or by a stockholder who complies with the procedures set forth in the Amended and Restated By-Laws may be transacted at an annual meeting of stockholders; and

•	they provide for advance notice or certain stockholder actions, such as the nomination of directors and stockholder proposals.

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware, an anti-takeover law.  In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the voting stock.

Trading Information

Our common stock is currently approved for quotation on the OTC Bulletin Board maintained by the National Association of Securities Dealers, Inc. under the symbol “CCGY.OB”. As soon as is practicable and assuming we satisfy the necessary initial listing requirements, we intend to apply to have our common stock listed for trading on the American Stock Exchange or NASDAQ Stock Market, although we cannot be certain that any of these applications will be submitted or approved.

The transfer agent for our common stock is American Registrar & Transfer Co., 343 East 900 South, Salt Lake City, UT 89128, Telephone: 801-363-9065.

PLAN OF DISTRIBUTION

We are registering 2,905,000 shares of common stock for resale by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of their shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144 under the Securities Act of 1933, as amended;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. These discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved. In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers who may, in turn, engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered by the registration statement of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Securities Exchange Act of 1934, as amended, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock. However, the selling stockholders will pay all underwriting discounts and selling commissions, if any.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Annual Report on Form 10-KSB, Quarterly Reports on Form 10-QSB, and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended, can also be accessed free of charge by linking directly from our website at www.chinacleanenergyinc.com on the “Investors” page through the “SEC Filings” link to the Securities and Exchange Commission’s Edgar Database. These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Information contained on our website is not part of this prospectus.

We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission under the Securities Act of 1933, as amended, for the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, parts of which have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, reference is made to the registration statement and its exhibits. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document.

LEGAL MATTERS

The validity of the securities being offered by this prospectus has been passed upon for us by Haynes and Boone, LLP, New York, New York.

EXPERTS

The consolidated financial statements of China Clean Energy Resources, Ltd. and subsidiary at December 31, 2005 and 2004 and for the years then ended appearing in this prospectus have been audited by Moen and Company LLP, independent registered public accounting firm (until July 21, 2006), as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given on the authority of said firm as experts in accounting and auditing. Moen and Company LLP resigned as our auditors on July 21, 2006, as the principal of that firm retired on July 21, 2006. We have engaged Michael T. Studer CPA P.C. as our new auditor.

CHINA CLEAN ENERGY INC. AND SUBSIDIARY
Index to Financial Statements

Page
China Clean Energy Resources Limited and Subsidiary:

Report of Independent Registered Public Accounting Firm	F-2

Financial Statements:

Consolidated Balance Sheets as of September 30, 2006 (Unaudited), December 31, 2005 and December 31, 2004	F-3

Consolidated Statements of Operations for the nine months ended September 30, 2006 and 2005 (Unaudited) and for the years ended December 31, 2005 and 2004	F-4

Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2004 and 2005 and for the nine months ended September 30, 2006 (Unaudited)	F-5

Consolidated Statements of Cash Flows for the nine months ended September 30, 2006 and 2005 (Unaudited) and for the years ended December 31, 2005 and 2004	F-6

Notes to Consolidated Financial Statements	F-7

CHINA CLEAN ENERGY INC. AND SUBSIDIARY
Index to Financial Statements

Page

Pro Forma Condensed Combined Financial Statements (Unaudited):

Balance Sheets as of September 30, 2006	F-17

Statements of Operations for the nine months ended September 30, 2006	F-18

Statements of Operations for the year ended December 31, 2005	F-19

Notes to Pro Forma Condensed Combined Financial Statements	F-20

MOEN AND COMPANY LLP CHARTERED ACCOUNTANTS
Member:
Canadian Institute of Chartered Accountants
Institute of Chartered Accountants of British Columbia
Institute of Management Accountants (USA) (From 1965)

Registered with:
Public Company Accounting Oversight Board (USA) (PCAOB)
Canadian Public Accountability Board (CPAB)
Canada - British Columbia Public Practice Licence

Securities Commission Building
PO Box 10129, Pacific Centre
Suite 1400 - 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6
Telephone: (604) 662-8899
Fax: (604) 662-8809
Email: moenca@telus.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Fujian Zhong De Technology Stock Co., Ltd.

We have audited the accompanying balance sheets of Fujian Zhong De Technology Stock Co., Ltd. as of December 31, 2005 and 2004, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fujian Zhong De Technology Stock Co., Ltd.as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

“Moen and Company LLP” (“Signed”)
Chartered Accountants

Vancouver, British Columbia, Canada May 31, 2006

CHINA CLEAN ENERGY RESOURCES, LTD. AND SUBSIDIARY
Consolidated Balance Sheets
(Expressed in US Dollars)

	September 30,	December 31,
	2006	2005	2004
	(Unaudited)	(Audited)	(Audited)
ASSETS
Current Assets
Cash	$1,821,646	$3,175,128	$1,294,409
Accounts receivable	1,949,952	1,708,224	731,053
Allowance for doubtful accounts	(194,995)	(170,822)	(73,105)
Advances to related party	-	14,875	14,516
Inventory	609,377	1,300,134	2,010,164
Total Current Assets	4,185,980	6,027,539	3,977,037
Property, plant and equipment, net	4,232,697	2,824,026	2,914,474
Intangible assets, net	2,443,922	1,981,130	1,303,949
Total Assets	$10,862,599	$10,832,695	$8,195,460
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$410,043	$672,853	$1,123,637
Short term bank loans	1,263,138	1,239,612	544,366
Corporate taxes payable	120,718	366,353	134,080
Loans from related parties	18,880	302,944	687,548
Dividends payable	-	-	741,628
Total Current Liabilities	1,812,779	2,581,762	3,231,259

Stockholders' Equity

Common stock, $1.00 par value; authorized
50,000 shares, issued and outstanding
50,000 shares	50,000	50,000	50,000
Additional paid-in capital	5,562,485	5,562,485	3,579,105
Retained earnings	3,177,075	2,645,307	1,335,096
Accumulated other comprehensive income (loss)	260,260	(6,859)	-
Total stockholders' equity	9,049,820	8,250,933	4,964,201

Total Liabilities and Stockholders' Equity	$10,862,599	$10,832,695	$8,195,460

The accompanying notes are an integral part of these financial statements.

CHINA CLEAN ENERGY RESOURCES, LTD. AND SUBSIDIARY
Consolidated Statements of Operations
(Expressed in US Dollars)

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Net Sales	$9,779,361	$6,667,768	$10,040,188	$6,589,909
Cost of Goods Sold	(7,067,079)	(4,784,237)	(7,270,006)	(4,766,901)
Gross Profit	2,712,282	1,883,531	2,770,182	1,823,008
Selling, general and administrative expenses	(681,865)	(581,119)	(711,600)	(595,176)
Income from operations	2,030,417	1,302,412	2,058,582	1,227,832
Interest expense	(67,850)	(54,940)	(68,487)	(36,951)
Income before income taxes	1,962,567	1,247,472	1,990,095	1,190,881
Income taxes	(682,511)	(447,920)	(679,884)	(417,236)
Net income	$1,280,056	$799,552	$1,310,211	$773,645

The accompanying notes are an integral part of these financial statements.

CHINA CLEAN ENERGY RESOURCES, LTD. AND SUBSIDIARY
Consolidated Statements of Stockholders' Equity
(Expressed in US Dollars)

	Common Stock, $1.00 par value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity

Balance, December 31, 2003	$50,000	$3,579,105	$1,303,323	$-	$4,932,428
Dividend declared	-	-	(741,872)	-	(741,872)
Net income for the year ended
December 31, 2004	-	-	773,645	-	773,645
Balance, December 31, 2004	50,000	3,579,105	1,335,096	-	4,964,201
Capital Contributions	-	1,983,380	-	-	1,983,380
Accumulated other comprehensive income
- Foreign currency translation adjustments	-	-	-	(6,859)	(6,859)
Net income for the year ended
December 31, 2005	-	-	1,310,211	-	1,310,211
Balance, December 31, 2005	50,000	5,562,485	2,645,307	(6,859)	8,250,933
Dividend declared (unaudited)	-	-	(748,288)	-	(748,288)
Accumulated other comprehensive income
- Foreign currency translation adjustments	-	-	-	267,119	267,119
(unaudited)
Net income for the nine months ended
September 30, 2006 (unaudited)	-	-	1,280,056	-	1,280,056
Balance, September 30, 2006 (unaudited)	$50,000	$5,562,485	$3,177,075	$260,260	$9,049,820

The accompanying notes are an integral part of these financial statements.

CHINA CLEAN ENERGY RESOURCES, LTD. AND SUBSIDIARY
Consolidated Statements of Cash Flows
(Expressed in US Dollars)

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Operating activities
Net income	$1,280,056	$799,552	$1,310,211	$773,645
Adjustments to reconcile net income to
net cash provided by (used in) operating activities:
Depreciation - tangible assets	25,302	25,284	34,039	32,911
Amortization - intangible assets	163,177	48,880	66,579	64,973
Allowance for doubtful accounts	18,847	109,861	97,717	73,105
Changes in operating assets and liabilities:
Inventory	690,757	(395,772)	710,030	(438,421)
Accounts receivable	(217,555)	(1,017,415)	(977,171)	(145,933)
Advances to related party	14,875	(226,304)	(359)	(14,516)
Corporation tax payable	(245,635)	53,792	232,273	61,673
Accounts payable	(262,810)	(118,669)	(450,784)	(142,803)
Net cash provided by (used in) operating activities	1,467,014	(720,791)	1,022,535	264,634
Investing activities
Property, plant and equipment (purchases) disposals	(1,150,554)	(121,346)	49,550	68,798
Intangible assets additions	(637,590)	(726,061)	(743,760)	-
Net cash (used in) investing activities	(1,788,144)	(847,407)	(694,210)	68,798
Financing activities
Capital contributions	-	1,970,383	1,983,380	-
Short term bank loans	-	688,664	695,246	-
Loans from related parties	(284,064)	174,206	(384,604)	687,548
Dividends	(748,288)	(741,628)	(741,628)	(280)
Net cash provided (used in) by financing activities	(1,032,352)	2,091,625	1,552,394	687,268
Increase (decrease) in cash	(1,353,482)	523,427	1,880,719	1,020,700

Cash, beginning of period	3,175,128	1,294,409	1,294,409	273,709

Cash, end of period	$1,821,646	$1,817,836	$3,175,128	$1,294,409

Supplementary cash flow information
Interest paid	$67,850	$54,940	$68,487	$36,951
Income taxes paid	$928,146	$394,128	$447,611	$283,156

The accompanying notes are an integral part of these financial statements.

CHINA CLEAN ENERGY RESOURCES, LTD. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(The period Subsequent to December 31, 2005 is Unaudited)
(Expressed in U.S. Dollars)

Note 1. ORGANIZATION AND NATURE OF BUSINESS

China Clean Energy Resources, Ltd. (“CCER” or the “Company”) was incorporated in the British Virgin Islands on February 13, 2006. On February 20, 2006, in a reorganization transaction, CCER acquired 100% of the issued and outstanding shares of Fujian Zhongde Technology Co., Ltd. (“Zhongde”), a corporation organized under the laws of the People’s Republic of China (“PRC”) on July 10, 1995, and the former stockholders of Zhongde became the stockholders of CCER. Zhongde synthesizes and distributes renewable fuel products and specialty chemicals.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

(b)	Principles of Consolidation

The consolidated financial statements at September 30, 2006 include the financial statements of CCER and Zhongde. All inter-company balances and transactions have been eliminated in consolidation.

(c)	Interim Financial Information

The consolidated interim financial statements included herein as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 are unaudited and have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. These statements reflect all normal recurring adjustments that, in the opinion of management, are necessary for a fair presentation of the information contained herein.

(d)	Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(e)	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, net, loans receivable, and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying amounts reported in the consolidated balance sheets due to the short term maturity of these instruments.

(f)	Foreign Currency Translation

The functional currency of CCER is the United States dollar. The functional currency of Zhongde is the RMB. The reporting currency of the Company is the United States dollar.

Zhongde assets and liabilities are translated into United States dollars at the period-end exchange rates (7.9168 RMB to $1, 8.0671 RMB to $1, and 8.2665 RMB to $1 at September 30, 2006, December 31, 2005, and December 31, 2004, respectively). Zhongde revenues and expenses are translated into United States dollars at average exchange rates for the period (8.0183 RMB to $1, 8.0671 RMB to $1, 8.0671 RMB to $1, and 8.2638 RMB to $1 for the nine months ended September 30, 2006, for the nine months ended September 30, 2005, for the year ended December 31, 2005, and for the year ended December 31, 2004, respectively). Resulting translation adjustments are recorded as a component of accumulated other comprehensive income within stockholders’ equity.

(g)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash on deposit with banks, and highly liquid debt investments with a maturity of three months or less when purchased.

(h)	Inventory

Inventory is stated at the lower of cost (first-in, first-out method) or market.

(i)	Property, Plant and Equipment, Net

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets.

(j)	Intangible and Other Long-Lived Assets, Net

Intangible and other long-lived assets are stated at cost, less accumulated amortization and impairments. The patent is being amortized over its expected useful economic life of 10 years. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

(k)	Revenue Recognition

Sales of products are recorded when title passes to the customer, which is generally at time of shipment. The Company performs ongoing credit evaluations of its customers’ financial condition, but generally does not require collateral to support customer receivables. The credit risk is controlled through credit approvals, limits and monitoring procedures. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other factors. Accounts receivable are charged against the allowance for doubtful accounts once all collection efforts have been exhausted. The Company does not routinely permit customers to return product.

Freight and other transportation costs are included in cost of goods sold.

(l)	Stock-Based Compensation

Stock-based compensation is accounted for at fair value in accordance with SFAS No. 123(R) “Accounting for Stock-Based Compensation”. No stock options have been granted and none are outstanding.

(m)	Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacting statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not more likely than not that some portion or all of the deferred tax assets will be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

(n)	Earnings (Loss) Per Common Share

Basic earnings (loss) per common share are computed on the basis of the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per share are computed on the basis of the weighted average number of common shares and dilutive securities (such as convertible preferred stock) outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings (loss) per share are excluded from the calculation.

(o)	Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

Note 3. RELATED PARTY TRANSACTIONS

The following loans are unsecured, bear no interest, borrowed from the shareholders of the Company.

	September 30,	December 31,
	2006	2005	2004
	(Unaudited)
Fuqing Zhongde Waste Oil Recovery Co., Ltd.	$18,245	$48,362	$288,875
Qu Tai Ming	635	5,656	370,849
Yu Nai Ming		28,511	27,824
Fuqing Zhongyi Color Printing Co. Ltd.		59,267	-
Xuei Ze Wen		86,772	-
Yuang Dien		74,376	-
	$18,880	$302,944	$687,548

The following loans are unsecured, bear no interest, lent to the shareholders of the Company.

	September 30	December 31
	2006	2005	2004
	(Unaudited)
He Yun	$-	$14,875	$14,516
Fuqing Zhongde Waste Oil Recovery Co., Ltd.	-	-	-
Fuqing Zhongyi Color Printing Co. Ltd.	-	-	-
	$-	$14,875	$14,516

Note 4. SHORT TERM BANK LOANS

December 31, 2004

(a)
On July 26, 2004, the Company entered into an Agreement to borrow $544,366 (RMB 4,500,000) from China Industrial and Commercial Bank with interest payable monthly at an interest rate of 5.08875% per year. This loan subsequently matured on January 31, 2005 and was secured by the assets of the Company as follows:

Bank
Appraisal value
Buildings	$1,022,789
Right of use of land	547,631
$1,570,420

December 31, 2005 up to September 30, 2006

(b)
On February 1, 2005, the Company entered into an Agreement to borrow $1,239,612 (RMB10,000,000) from DBS Bank (Hong Kong) Limited, Shenzhen Branch, with annual interest rate of prime rate x 115%, subsequently matured on January 31, 2006 and is secured by the assets of the Company as follows. The loan has been extended by DBS Bank (Hong Kong) Limited for another year at the same terms.

Bank
Appraisal value
Buildings	$1,148,118
Right of use of land	590,173
$1,738,291

Note5. INTANGIBLE ASSETS

September 30, 2006

	Gross Carrying	Accumulated
	Amount	Amortization	Net
Amortized intangible assets
Right of use of land	$1,313,131	$282,788	$1,030,343
Land compensation fees	637,590	3,271	634,319
Patents	1,130,864	351,604	779,260
	$3,081,585	$637,663	$2,443,922

December 31, 2005

	Gross Carrying	Accumulated
	Amount	Amortization	Net
Amortized intangible assets
Right of use of land	$1,313,131	$199,807	$1,113,324
Patents	1,130,864	263,058	867,806
	$2,443,995	$462,865	$1,981,130

December 31, 2004

	Gross Carrying	Accumulated
	Amount	Amortization	Net
Amortized intangible assets
Right of use of land	$1,313,131	$172,895	$1,140,236
Patents	387,104	223,391	163,713
	$1,700,235	$396,286	$1,303,949

Note 5. INTANGIBLE ASSETS (cont’d)

(a)
Cost of the right of use of land of $1,313,131 is amortized over 40 years, starting from January 1, 2004. The following table represents the amortization of this intangible asset for the five succeeding years, and subsequent:

Years Ended December 31	Amortization Expense
Prior to 2006	$199,807
2006	32,828
2007	32,828
2008	32,828
2009	32,828
2010	32,828
363,947
Thereafter	949,184
$1,313,131

(b)
Cost of the patents of $1,130,864 at December 31, 2005 is amortized over 10 years. The following table represents the amortization of this intangible asset for the five succeeding years, and subsequent:

Years Ended December 31	Amortization Expense
Prior to 2006	$263,058
2006	115,304
2007	115,304
2008	115,304
2009	115,304
2010	115,304
839,578
Thereafter	291,286
$1,130,864

(c)
Cost of the land compensation fees of $637,590 was paid in June 2006 and is to be amortized over 40 years. The following table represents the amortization of this intangible asset for the five succeeding years, and subsequent:

Note 5. INTANGIBLE ASSETS (cont’d)

Years Ended December 31	Amortization Expense
Prior to 2006	$-
2006	7,970
2007	15,940
2008	15,940
2009	15,940
2010	15,940
71,730
Thereafter	565,860
$637,590

Note 6. PROPERTY, PLAN AND EQUIPMENT

September 30, 2006

		Accumulated	Net Book
	Cost	Depreciation	Figure
Buildings	$2,020,030	$507,964	$1,512,066
Equipment and machinery	4,271,332	1,547,095	2,724,237
Automobile	19,364	17,428	1,936
Office equipment	12,656	18,197	(5,541)
Total assets	$6,323,382	$2,090,684	$4,232,697

December 31, 2005

		Accumulated	Net Book
	Cost	Depreciation	Figure
Buildings	$1,838,363	$418,755	$1,419,608
Equipment and machinery	2,711,679	1,310,792	1,400,887
Automobile	19,364	17,428	1,936
Office equipment	8,726	7,131	1,595
Total assets	$4,578,132	$1,754,106	$2,824,026

Note 6. PROPERTY, PLAN AND EQUIPMENT (cont’d)

December 31, 2004

		Accumulated	Net Book
	Cost	Depreciation	Figure
Buildings	$1,772,091	$335,051	$1,437,040
Equipment and machinery	2,503,762	1,067,142	1,436,620
Automobile	19,364	17,428	1,936
Office equipment	8,726	6,139	2,587
Construction in progress	36,291		36,291
Total assets	$4,340,234	$1,425,760	$2,914,474

Note 7. INVENTORY

	September 30,	December 31,
	2006	2005	2004
	(Unaudited)
Raw material	$298,365	$899,197	$1,431,579
Work in progress and packaging material	63,479	38,143	66,757
Finished goods	247,533	362,794	511,828
Total assets	$609,377	$1,300,134	$2,010,164

Note 8. PENSION AND EMPLOYMENT LIABILITIES

The company does not have liabilities as at December 31, 2004, and December 31, 2005, for pension, post employment benefits or post-retirement benefits. The company does not have a pension plan.

Note 9.  SEGMENTED INFORMATION

The Company’s identifiable assets are located in China. The revenue segments are as follows:

	September 30		December 31
By Products	2006		2005		2004
	$	%	$	%	$	%
Dimer acid	$2,140,559	22%	$3,382,587	34%	$2,406,126	37%
Resin	1,997,230	20%	2,337,630	23%	1,384,793	21%
Fatty acid	542,896	6%	1,001,084	10%	789,769	12%
Ink	1,149,226	12%	1,558,988	16%	673,804	10%
Asphaltum	356,060	4%	483,995	5%	663,042	10%
Stearic	370,128	4%	781,473	8%	424,398	6%
Biological diesel	2,534,594	26%	241,794	2%	-	0%
Hot-melt adhesive	563,026	6%	167,083	2%	-	0%
Other	125,642	1%	85,554	1%	247,977	4%
Total sales	$9,779,361	100%	$10,040,188	100%	$6,589,909	100%

	September 30		December 31
By Location of Customers	2006		2005		2004
	$	%	$	%	$	%
HongKong	$272,958	3%	$400,354	4%	$355,817	5%
United States	802,650	8%	761,518	8%	641,556	10%
India	956,636	10%	1,216,338	12%	1,571,199	24%
Venezoela	-	0%	-	0%	117,897	2%
Vienam	7,456	0%	12,861	0%	-	0%
Turkey	24,562	0%	40,946	0%	-	0%
Indonesia	-	0%	-	0%	13,501	0%
Taiwan	29,346	0%	34,881	0%	14,861	0%
Saudi Arabia	227,914	2%	138,092	1%	-	0%
Malaysia	-	0%	-	0%	5,740	0%
UK	-	0%	-	0%	63,458	1%
Singapore	887,735	9%	1,846,138	18%	2,582,632	39%
Dubai	3,668	0%	-	0%	-	0%
Arabia Kingdom	23,615	0%	-	0%	-	0%
ABC Exports PVT Ltd.	-	0%	23,242	0%	-	0%
China	6,542,821	67%	5,565,818	55%	1,223,248	19%
Total sales	$9,779,361	100%	$10,040,188	100%	$6,589,909	100%

Note 10. SUBSEQUENT EVENTS

On October 24, 2006, China Clean Energy Inc. (“CCEI”), a Delaware corporation formerly known as Hurley Exploration, Inc., acquired 100% of the issued and outstanding common shares of the Company in exchange for 15,995,000 newly issued shares of CCEI’s common stock (the “Share Exchange”).  In connection with the Share Exchange, CCEI accepted subscriptions for a total of 1,050,000 shares of common stock at a price of $1.00 per share and issued 1,605,000 shares of common stock to certain consultants for financial consulting and advisory services (together with the Share Exchange, the “Transaction”).

Prior to the Transaction, CCEI had 2,432,269 shares of common stock issued and outstanding.  After the Transaction, CCEI had 21,082,269 shares of common stock outstanding and the former shareholders of the Company owned 75.87% of the issued and outstanding shares.  Accordingly, the Company is considered the acquirer for accounting purposes and the Share Exchange will be accounted for as a “reverse merger”.

As a result of the Share Exchange, the Company became a wholly-owned subsidiary of CCEI and CCEI succeeded to the business of Fujian Zhongde Technology Co., Ltd. (“Fujian Zhongde”), a producer of environmentally-focused biodiesel fuels and specialty chemical products based in Fuqing City of Fujian Province of China, as its sole line of business.

China Clean Energy Inc. and Subsidiary
Pro Forma Condensed Combined Balance Sheets
September 30, 2006
(Unaudited)

	Historical Statements
	China Clean Energy Inc. (formerly Hurley Exploration, Inc.)	China Clean Energy Resources, Ltd. and Subsidiary		Pro Forma Adjustments	Pro Forma Condensed Combined
Current Assets
Cash	$354	$1,821,646	(1)	$786,000	$2,608,000
Accounts receivable	-	1,949,952		-	1,949,952
Allowance for doubtful accounts	-	(194,995)		-	(194,995)
Inventory	-	609,377		-	609,377
Due from related party	324	-		-	324
Total Current Assets	678	4,185,980		786,000	4,972,658
Property, plant and equipment, net,	-	4,232,697		-	4,232,697
Intangible assets, net	-	2,443,922		-	2,443,922
Goodwill	-	-	(1)	390,500	-
			(2)	(390,500)
Total Assets	$678	$10,862,599		$786,000	$11,649,277

Current Liabilities
Accounts payable and accrued liabilities	$5,550	$410,043	(2)	$45,000	$460,593
Short term bank loans	-	1,263,138		-	1,263,138
Corporate taxes payable	-	120,718		-	120,718
Loans from related parties	-	18,880		-	18,880
Total Current Liabilities	5,550	1,812,779		45,000	1,863,329

Stockholders' Equity
Common stock	11,274	50,000	(1)	2,655	21,082
			(2)	(42,847)

Additional paid-in capital	85,056	5,562,485	(1)	1,173,845	7,011,130
			(2)	189,744

Retained earnings	(101,202)	3,177,075	(2)	(582,397)	2,493,476

Accumulated other comprehensive income (loss)	-	260,260		-	260,260
Total stockholders' equity	(4,872)	9,049,820		741,000	9,785,948

Total Liabilities and Stockholders' Equity	$678	$10,862,599		$786,000	$11,649,277

See notes to pro forma condensed combined financial statements.

China Clean Energy Inc. and Subsidiary
Pro Forma Condensed Combined Statements of Operations
Nine Months Ended September 30, 2006
(Unaudited)

	Historical Statements
	China Clean Energy Inc. (formerly Hurley Exploration, Inc.)	China Clean Energy Resources, Ltd. and Subsidiary	Pro Forma Adjustments	Pro Forma Condensed Combined

Net Sales	$-	$9,779,361	$-	$9,779,361
Cost of Goods Sold	-	7,067,079	-	7,067,079
Gross Profit	-	2,712,282	-	2,712,282

Expenses:				0
Selling, general and administrative	1,224	681,865	-	683,089
Exploration	17,000	-	-	17,000
Impairment of goodwill	-	-	-	-
Total Expenses	18,224	681,865	-	700,089
Income (Loss) from Operations	(18,224)	2,030,417	-	2,012,193
Interest expense	-	67,850	-	67,850
Income (Loss) Before Income Taxes	(18,224)	1,962,567	-	1,944,343
Income Taxes	-	682,511	-	682,511
Net Income (Loss)	$(18,224)	$1,280,056	$-	$1,261,832

Basic and Diluted Pro Forma Earnings Per Share				$0.06

Weighted Average Number of Shares Outstanding During The Period -
Basic and Diluted				21,082,269

See notes to pro forma condensed combined financial statements.

China Clean Energy Inc. and Subsidiary
Pro Forma Condensed Combined Statements of Operations
Year Ended December 31, 2005
(Unaudited)

	Historical Statements
	China Clean Energy Inc. (formerly Hurley Exploration, Inc.)	China Clean Energy Resources, Ltd. and Subsidiary		Pro Forma Adjustments	Pro Forma Condensed Combined

Net Sales	$-	$10,040,188		$-	$10,040,188
Cost of Goods Sold	-	7,270,006		-	7,270,006
Gross Profit	-	2,770,182		-	2,770,182

Expenses:
Selling, general and administrative	9,411	711,600			721,011
Exploration	-	-			-
Impairment of goodwill	-	-	(2)	683,599	683,599
Total Expenses	9,411	711,600		683,599	1,404,610
Income (Loss) from Operations	(9,411)	2,058,582		(683,599)	1,365,572
Interest expense	-	68,487			68,487
Income (Loss) Before Income Taxes	(9,411)	1,990,095		(683,599)	1,297,085
Income Taxes	-	679,884			679,884
Net Income (Loss)	$(9,411)	$1,310,211		$(683,599)	$617,201

Basic and Diluted Pro Forma Earnings Per Share					$0.03

Weighted Average Number of Shares Outstanding During The Period -
Basic and Diluted					21,082,269

See notes to pro forma condensed combined financial statements.

China Clean Energy Inc. and Subsidiary
Notes to Pro Forma Condensed Combined Financial Statements
September 30, 2006
(Unaudited)

Note 1: Basis of Presentation

On October 24, 2006, China Clean Energy Inc. (formerly Hurley Exploration, Inc.) ("CCE") acquired 100% of the issued and outstanding common shares of China Clean Energy Resources, Ltd. ("CCER") in exchange for 15,995,000 newly issued shares of CCE common stock (the "Share Exchange"). In connection with the Share Exchange, CCE accepted subscriptions for a total of 1,050,000 shares of common stock at a price of $1.00 per share and issued 1,605,000 shares of common stock to certain consultants for financial consulting and advisory services(together with the Share Exchange, the "Transaction").

Prior to the Transaction, CCE had 2,432,269 shares of common stock issued and outstanding. After the Transaction, CCE had 21,082,269 shares of common stock outstanding and the former shareholders of CCER owned 75.87% of the issued and outstanding shares. Accordingly, CCER is considered the acquirer for accounting purposes.

The unaudited pro forma condensed combined balance sheet gives effect to the Transaction as if it had occurred on September 30, 2006. The unaudited proforma condensed combined statements of operations give effect to the Transaction as if it had occurred on January 1, 2005. The pro forma adustments are based on certain assumptions that management believes are reasonable under the circumstances.

The pro forma information is not necessarily indicative of the results that would have been reported had the Transaction actually occurred on the date specified, nor is it intended to project results of operations or financial position for any future period or date.

Note 2: Pro Forma Adjustments

The following pro forma adjustments have been included in the pro forma financial statements:

1.
To reflect the sale of 1,050,000 shares of CCE common stock at a price of $1.00 per share and the issuance of 1,605,000 shares of CCE common stock to consultants, which events were conditional upon the occurrence of the Share Exchange. Net proceeds, after deducting consulting and professional fees of $264,000 related to the Share Exchange, was $786,000.

2.
To reflect the "reverse acquisition" of CCER by CCE. The purchase price of the Transaction was calculated by multiplying the 2,432,269 shares of CCE common stock retained by the pre-Transaction CCE stockholders by an estimated fair market price of $0.10 per share, or $243,227 in total. Including $230,000 cash paid to consultants, $160,500 estimated fair market value of the 1,605,000 shares of CCE common stock issued to consultants, and $45,000 legal fees, the total cost of the "reverse acquisition" was $678,727. Goodwill of approximately $683,599 (excess of the $678,727 cost over the negative $4,872 value of CCE's identifiable net assets other than goodwill) will be written off as an impairment loss on the date of closing.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides, in general, that a corporation incorporated under the laws of the State of Delaware, as we are, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Our Certificate of Incorporation and By-laws provide that we will indemnify our directors officers, employees and agents to the extent and in the manner permitted by the provisions of the DGCL, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract.

Any repeal or modification of these provisions approved by our stockholders will be prospective only and will not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification.

We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the DGCL would permit indemnification.

Item 25. Other Expenses of Issuance and Distribution

We are paying all of the selling stockholders’ expenses related to this offering, except that the selling stockholders will pay any applicable underwriting discounts and commissions. The fees and expenses payable by us in connection with this Registration Statement are estimated as follows:

SEC registration fee	$711.81
Accounting fees and expenses	$13,500.00
Legal fees and expenses	$45,000.00
Miscellaneous fees and expenses	$788.19
Total	$60,000.00

Item 26. Recent Sales of Unregistered Securities

On October 24, 2006, we accepted subscriptions for a total of 1,050,000 shares of common stock, at a purchase price of $1.00 per share, from a group of accredited investors. We received gross proceeds from this closing of $1,050,000. This offering was made solely to “accredited investors,” as that term is defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). The shares of common stock were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) and Regulation D (Rule 506) under the Securities Act and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

On October 24, 2004, pursuant to a Share Exchange Agreement with the shareholders of China Clean Energy Resources, Ltd., we issued 15,995,000 shares of common stock to the shareholders of China Clean Energy Resources, Ltd. in exchange for 100% of the common shares of China Clean Energy Resources, Ltd. The issuance of these shares of common stock to the shareholders of Chine Clean energy Resources, Ltd. pursuant to the Share Exchange Agreement was exempt from registration under the Securities Act pursuant to Section 4(2) thereof.

On October 24, 2006, we issued Yongfu Zhu 408,333 shares of common stock as compensation for consulting services. The issuance of these shares to such person was exempt from registration under the Securities Act pursuant to Section 4(2) thereof.

On October 24, 2006, we issued Olivia Hsin-Yu Chao 408,333 shares of common stock as compensation for consulting services. The issuance of these shares to such person was exempt from registration under the Securities Act pursuant to Section 4(2) thereof.

On October 24, 2006, we issued Fred Chang 204,167 shares of common stock as compensation for consulting services. The issuance of these shares to such person was exempt from registration under the Securities Act pursuant to Section 4(2) thereof.

On October 24, 2006, we issued Liuyi Zhang 204,167 shares of common stock as compensation for consulting services. The issuance of these shares to such person was exempt from registration under the Securities Act pursuant to Section 4(2) thereof.

On October 24, 2006, we issued Zuyuan Zheng 175,000 shares of common stock as compensation for consulting services. The issuance of these shares to such person was exempt from registration under the Securities Act pursuant to Section 4(2) thereof.

On October 24, 2006, we issued Avenndi, LLC 5,000 shares of common stock as compensation for consulting services. The issuance of these shares to Avenndi, LLC was exempt from registration under the Securities Act pursuant to Section 4(2) thereof.

On October 24, 2006, we issued Westminster Securities Corporation 200,000 shares of common stock as compensation for financial advisory services. The issuance of the shares to Westminster Securities Corporation was exempt from registration under the Securities Act pursuant to Section 4(2) thereof.

On November 9, 2006, we accepted a subscription for a total of 250,000 shares of common stock, at a purchase price of $1.00 per share, from an accredited investor. We received gross proceeds of $250,000 from the offering. This offering was made solely to a single “accredited investor,” as that term is defined in Regulation D under the Securities Act. The shares of common stock were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) and Regulation D (Rule 506) under the Securities Act and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

Item 27. Exhibits.

Exhibit No.	Description
2.1
Share Exchange Agreement, dated as of October 20, 2006, by and among the shareholders of China Clean Energy Resources, Ltd., China Clean Energy Inc., Chet Kurzawski and Doug Reid (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of China Clean Energy Inc. filed with the Securities and Exchange Commission on October 30, 2006)

3.1
Certificate of Incorporation of Hurley Exploration Inc. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form SB-2 of Hurley Exploration Inc. filed with the Securities and Exchange Commission on July 26, 2005)

3.2
Certificate of Amendment to Certificate of Incorporation of Hurley Exploration Inc., effectuating a 1-for-2.26187510124 reverse stock split (Incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K of China Clean Energy Inc. filed with the Securities and Exchange Commission on October 30, 2006)

3.3
Amended and Restated Certificate of Incorporation of China Clean Energy Inc. (Incorporated by reference to Exhibit 3.4 to the Current Report on Form 8-K of China Clean Energy Inc. filed with the Securities and Exchange Commission on October 30, 2006)

3.4
By-laws of Hurley Exploration Inc. (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form SB-2 of Hurley Exploration Inc. filed with the Securities and Exchange Commission on July 26, 2005)

3.5
Amended and Restated By-laws of Hurley Exploration Inc. (Incorporated by reference to Exhibit 3.5 to the Current Report on Form 8-K of China Clean Energy Inc. filed with the Securities and Exchange Commission on October 30, 2006)

5.1**	Opinion of Haynes and Boone, LLP

10.1
Form of Subscription Agreement for October 24, 2006 Private Placement and November 9, 2006 Private Placement (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of China Clean Energy Inc. filed with the Securities and Exchange Commission on October 30, 2006)

10.2
Contract of Supply and Purchase of Acid Oil, dated August 2, 2006, between Fujian Zhongde Technology Corporation, Ltd. and Fuqing Zhongde Waste Oil Collecting Corporation, Ltd. (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of China Clean Energy Inc. filed with the Securities and Exchange Commission on October 30, 2006)

10.3
Contract for the Transfer of the Patent, dated August 29, 2005, between Ta-ming Ou and Liang Zicai (Incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K of China Clean Energy Inc. filed with the Securities and Exchange Commission on October 30, 2006)

Exhibit No.	Description
10.4
Agreement on Transfer of the Patent, dated September 26, 2005, between Fujian Zhong De Technology Stock Co., Ltd. and Ta-ming Ou (Incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K of China Clean Energy Inc. filed with the Securities and Exchange Commission on October 30, 2006)

10.5
Compensation Agreement, dated as of October 13, 2006, between China Clean Energy Inc. and Gary Zhao (Incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K of China Clean Energy Inc. filed with the Securities and Exchange Commission on November 16, 2006)

10.6*	Amended and Restated Consulting Agreement, dated January 18, 2007, between Fujian Zhongde Technology Co., Ltd. and Allstar Capital Inc.

10.7*	Engagement Letter, dated September 19, 2006, between China Clean Energy Resources, Ltd. and Westminster Securities Corporation

10.8*	Credit Facility, dated February 1, 2005, between DBS Bank Ltd. and Fujian Zhongde Technology Co., Ltd.

10.9*	Contract of Land and Estate Mortgage, dated March 28, 2005, between DBS Bank Ltd. and Fujian Zhongde Technology Co., Ltd.

10.10*	Contract of Supply and Purchase of Acid Oil, dated August 2, 2006, between Fujian Zhongde Technology Corporation, Ltd. and Fuqing Zhongde Waste Oil Collecting Corporation

10.11*	Land Investment Agreement, dated December 25, 2006, between Fujiang Zhongde Technology Co., Ltd and Fuzhou City Jiangyin Industry District Management Committee

10.12*	Sales Contract, dated November 15, 2006, between Fujian Zhongde Technology Co., Ltd. and Cray Valley Resins India Pvt. Ltd.

21.1	List of Subsidiaries (Incorporated by reference to Exhibit 21.1 to the Current Report on Form 8-K of China Clean Energy Inc. filed with the Securities and Exchange Commission on October 30, 2006)

23.1*	Consent of Moen and Company LLP

23.2**	Consent of Haynes and Boone, LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page).

* Filed herewith.
** To be filed by amendment.

Item 28. Undertakings.

The undersigned registrant hereby undertakes that it will:

1.	File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

i.	Include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.
Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	Include any additional or changed material information on the plan of distribution.

2.
For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4.
For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

iv.	Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

5.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as express in the Act and is, therefore, unenforceable.

6.
For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

7.
For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Fuqing, People’s Republic of China, on January 22, 2007.

CHINA CLEAN ENERGY INC.

By:	/s/ Tai-ming Ou
Name: Tai-ming Ou
Title: Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned officers and directors of China Clean Energy Inc., a Delaware corporation that is filing a registration statement on Form SB-2 with the Securities and Exchange Commission under the provisions of the Securities Act of 1933, as amended, hereby constitute and appoint Tai-ming Ou and Gary Zhao, and each of them, their true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to the registration statement, including a prospectus or an amended prospectus therein, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all interests and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Tai-ming Ou	Chief Executive Officer and	January 22, 2007
Tai-Ming Ou	Chairman (Principal Executive Officer)

/s/ Gary Zhao	Chief Financial Officer (Principal Financial	January 22, 2007
Gary Zhao	and Accounting Officer)

/s/ Yun He	Senior Vice President of Sales and Distribution	January 22, 2007
Yun He

/s/ Ri-wen Xue	Chief Operating Officer	January 22, 2007
Ri-wen Xue

/s/ Qin Yang	Director	January 22, 2007
Qin Yang

EXHIBIT INDEX

Exhibit No.	Description
2.1
Share Exchange Agreement, dated as of October 20, 2006, by and among the shareholders of China Clean Energy Resources, Ltd., China Clean Energy Inc., Chet Kurzawski and Doug Reid (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of China Clean Energy Inc. filed with the Securities and Exchange Commission on October 30, 2006)

3.1
Certificate of Incorporation of Hurley Exploration Inc. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form SB-2 of Hurley Exploration Inc. filed with the Securities and Exchange Commission on July 26, 2005)

3.2
Certificate of Amendment to Certificate of Incorporation of Hurley Exploration Inc., effectuating a 1-for-2.26187510124 reverse stock split (Incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K of China Clean Energy Inc. filed with the Securities and Exchange Commission on October 30, 2006)

3.3
Amended and Restated Certificate of Incorporation of China Clean Energy Inc. (Incorporated by reference to Exhibit 3.4 to the Current Report on Form 8-K of China Clean Energy Inc. filed with the Securities and Exchange Commission on October 30, 2006)

3.4
By-laws of Hurley Exploration Inc. (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form SB-2 of Hurley Exploration Inc. filed with the Securities and Exchange Commission on July 26, 2005)

3.5
Amended and Restated By-laws of Hurley Exploration Inc. (Incorporated by reference to Exhibit 3.5 to the Current Report on Form 8-K of China Clean Energy Inc. filed with the Securities and Exchange Commission on October 30, 2006)

5.1**	Opinion of Haynes and Boone, LLP

10.1
Form of Subscription Agreement for October 24, 2006 Private Placement and November 9, 2006 Private Placement (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of China Clean Energy Inc. filed with the Securities and Exchange Commission on October 30, 2006)

10.2
Contract of Supply and Purchase of Acid Oil, dated August 2, 2006, between Fujian Zhongde Technology Corporation, Ltd. and Fuqing Zhongde Waste Oil Collecting Corporation, Ltd. (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of China Clean Energy Inc. filed with the Securities and Exchange Commission on October 30, 2006)

10.3
Contract for the Transfer of the Patent, dated August 29, 2005, between Ta-ming Ou and Liang Zicai (Incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K of China Clean Energy Inc. filed with the Securities and Exchange Commission on October 30, 2006)

10.4
Agreement on Transfer of the Patent, dated September 26, 2005, between Fujian Zhong De Technology Stock Co., Ltd. and Ta-ming Ou (Incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K of China Clean Energy Inc. filed with the Securities and Exchange Commission on October 30, 2006)

10.5
Compensation Agreement, dated as of October 13, 2006, between China Clean Energy Inc. and Gary Zhao (Incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K of China Clean Energy Inc. filed with the Securities and Exchange Commission on November 16, 2006)

10.6*	Amended and Restated Consulting Agreement, dated January 18, 2007, between Fujian Zhongde Technology Co., Ltd. and Allstar Capital Inc.

10.7*	Engagement Letter, dated September 19, 2006, between China Clean Energy Resources, Ltd. and Westminster Securities Corporation

10.8*	Credit Facility, dated February 1, 2005, between DBS Bank Ltd. and Fujian Zhongde Technology Co., Ltd.

10.9*	Contract of Land and Estate Mortgage, dated March 28, 2005, between DBS Bank Ltd. and Fujian Zhongde Technology Co., Ltd.

10.10*	Contract of Supply and Purchase of Acid Oil, dated August 2, 2006, between Fujian Zhongde Technology Corporation, Ltd. and Fuqing Zhongde Waste Oil Collecting Corporation

10.11*	Land Investment Agreement, dated December 25, 2006, between Fujiang Zhongde Technology Co., Ltd and Fuzhou City Jiangyin Industry District Management Committee

10.12*	Sales Contract, dated November 15, 2006, between Fujian Zhongde Technology Co., Ltd. and Cray Valley Resins India Pvt. Ltd.

21.1	List of Subsidiaries (Incorporated by reference to Exhibit 21.1 to the Current Report on Form 8-K of China Clean Energy Inc. filed with the Securities and Exchange Commission on October 30, 2006)

23.1*	Consent of Moen and Company LLP

* Filed herewith.
** To be filed by amendment.